SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Extraordinary General Meeting
MANUAL FOR SHAREHOLDER’S PARTICIPATION
November 07th, 2017

INDEX
Invitation 2
Notice of Meeting 3
Information to Vote by Distance Voting Form 5
Annex I – Distance Voting Form 8
Public Power of Attorney Request 12
Item to be discussed in the Extraordinary General Meeting (EGM):
I. Incorporation of Downstream Participações Ltda (“Downstream”) by Petróleo Brasileiro S.A. – Petrobras 13
Annex I – Protocol and Justification of Downstream Participações Ltda. Incorporation by Petrobras 15
Annex II – Valuation Report of Accounting Net Assets -Downstream Participações Ltda 25
Annex III – Letter n.º 241/2017/CVM/SEP/GEA-1, 06/29/ 2017 35
Annex IV – Letter Agreement Petrobras and UHY Moreira Auditores 38
Annex V - Petrobras Fiscal Council Opinion 67
Annex VI – Form 20-A, according CVM Instruction nº 481/09 68
Board of Directors Meeting Certificate 09-27-2017 87
Fiscal Council Minutes 09-27-2017 89
54º Financial Committee Meeting Report 92
Financial Statements – Downstream Participações Ltda 93

INVITATION
Date: November 07, 2017 Time: 3 pm Address: Auditorium of the Company’s headquarter at Avenida República do Chile
65, 1st floor, in the city of Rio de Janeiro
Extraordinary General Meeting
Agenda items:
I. Incorporation of DOWNSTREAM PARTICIPAÇÕES LTDA (“Downstream”) by Petrobras.

EXTRAORDINARY GENERAL MEETING
CALL OF NOTICE
The Board of Directors of Petróleo Brasileiro S.A. – Petrobras convenes the Company’s shareholders to meet in an Extraordinary General Meeting, on November 07th, 2017, at 3:00 p.m., in the auditorium of the Headquarters Building, at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to decide on the following agenda:
I. Incorporation of DOWNSTREAM PARTICIPAÇÕES LTDA (“Downstream”) by Petrobras in order to:
(1)
Ratify the hiring of UHY Moreira Auditores (“UHY”) by PETROBRAS for the preparation of a Valuation Report, at book value, on Downstream, pursuant to paragraph 1 of article 227 of Law No. 6,404 of 12/15/1976;
(2)
Approve the Valuation Report prepared by UHY for the valuation, at book value, of Downstream net worth;
(3)
Approve, in all terms and conditions thereof, the Protocol and Justification of Incorporation, executed between Downstream and Petrobras on 09/28/2017;
(4)
Approve the incorporation of Downstream by Petrobras, with the consequent extinction of the former, without any increase in Petrobras capital stock;
(5)
Authorize PETROBRAS Executive Office to perform all such acts deemed necessary to carry out the incorporation and regularization of the situation faced by both the incorporated company and the incorporating company before the competent agencies, as necessary.
Any individual attending the Meetings shall provide evidence of their shareholder status, pursuant to article 126 of Law 6,404, dated December 15, 1976. Any individual wishing to be represented in the meeting shall comply with the provisions of paragraph 1 of article 126 of said Law and article 13 of Petrobras’ Bylaws, by showing the following documents:
i) Representative’s identity document;
ii) Power of Attorney with special powers issued by the represented individual/entity with notarized signature (original or legalized copy);
iii) Copy of the Articles of Incorporation/by-laws of the represented entity or the regulation of the fund, if applicable;
iv) Copy of the instrument of investiture or equivalent document proving the powers of the grantor of such power of attorney, if applicable.
Shareholders represented by attorneys-in-fact are requested to file, at least three business days in advance, all the documents listed above at room 1002 (Shareholder Assistance
Office) in the Headquarters Building. For those intending to submit the documentation on the day of the Meetings, the Company informs that documents submission shall start as from 11 am, at the venue of the meetings.
The exercise of the right to vote in the case of loan of shares shall be incumbent on the borrower of such loan, unless otherwise set forth in the agreement entered between the parties.
In addition, shareholders may also choose to vote on the matters included in this Notice by using the Distance Voting Ballot Form , as provided for under CVM Instruction 481, of December 17, 2009.
The Company informs that the instructions for Distance Voting Ballot Form are included in the Meeting Manual.
All documentation pertinent to the agenda to be addressed at the Ordinary and Extraordinary Shareholders’ Meetings, pursuant to CVM Instruction 481, of December 17, 2009, are available to shareholders in Room 1002 (Shareholder Assistance Office) at the Company’s Headquarters and at its electronic addresses (http://www.petrobras.com.br/ri), and at the Brazilian Securities and Exchange Commission – CVM’s electronic address (http://www.cvm.gov.br), .
Rio de Janeiro, October 05, 2017.
Luiz Nelson Guedes de Carvalho
Chairman of Board of Directors

DISTANCE VOTING BALLOT FORM
The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09.
In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.
In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed:
i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows:
a) [ON only]: Only holders of common shares (PETR3) shall vote;
b) [PN only]: Only holders of preferred shares (PETR4) shall vote;
ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and
iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents.
Guidelines for sending the form
Shareholders who choose to exercise their right to use the distance voting may:
(i) fill in and send this form directly to the Company; or
(ii) relay completion instructions to suitable service providers, according to the following guidelines:
Exercise of distance voting rights using a custodian
Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said voting manifestations to the [B]3 Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.
According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ Meeting will be held, namely, until 10/31/2017 (inclusive), except if a different term is defined by their custody agents.
5

Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting.
It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission.
It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the [B]3 Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities).
Exercise of distance voting rights using a book-entry share administrator
In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco do Brasil, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco do Brasil branch.
Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras
Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ -Brasil, care of the Department of Individual Investor Relations – Shareholder Support:
(i) physical copy of this ballot form, duly completed, signed, and with each page initialed;
(ii) certified copy of the following documents:
(a) for natural persons:
• valid photo ID and CPF number;
• in the case of proxy (engaged less than one year from the date of the Extraordinary GSM) forward documentation with certified signature and the proxy’s identity.
(b) for legal persons:
• latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
• CNPJ; and
• photo ID document of the legal proxy.
(c) for investment funds:
• last consolidated fund rules with CNPJ;

bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and
• photo ID document of the legal proxy.
Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481.
If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed.
The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 10/31/2017 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded.
7

DISTANCE VOTING FORM - 11/07/2017 EGM OF PETRÓLEO BRASILEIRO S.A.(PETROBRAS)
1. Shareholder name and e-mail:
Name: E-mail: Confirm e-mail:
2. Shareholder CNPJ or CPF:
3. Instructions for completion
This ballot form is to be completed in case shareholders choose to exercise their right to use the distance voting, per CVM Instruction no. 481/09. In this case, it is imperative that previous fields are completed with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact. In addition, in order for the ballot to be considered valid and the votes herein delivered be recorded in the General Meeting quorum, the following instructions shall be observed: i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote. ii. shareholders or their legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and iii. certification of signatures included in the ballot form shall be required and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents

4. Guidelines for sending the form
Shareholders who choose to exercise their right to use the distance voting may:
(i) fill in and send this form directly to the Company; or
(ii) relay completion instructions to suitable service providers, according to the following guidelines:
4.1 Exercise of distance voting rights using a custodian
Shareholders who choose to exercise their right to use de distance voting via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said voting manifestations to the [B]3 Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.
According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ Meeting will be held, namely, until 10/31/2017 (inclusive), except if a different term is defined by their custody agents.
Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting.
It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission.
It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the [B]3 Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities).
4.2. Exercise of distance voting rights using a book-entry share administrator
In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco do Brasil, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco do Brasil branch.

4.3. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras
Shareholders who choose to exercise their right to vote use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ -Brasil, care of the Department of Individual Investor Relations – Shareholder Support:
(i)
physical copy of this ballot form, duly completed, signed, and with each page initialed;
(ii)
certified copy of the following documents:
(a)
for natural persons:
•
valid photo ID and CPF number;
•
in the case of proxy (engaged less than one year from the date of the Extraordinary GSM) forward documentation with certified signature and the proxy’s identity.
(b)
for legal persons:
•
latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
•
CNPJ; and
•
photo ID document of the legal proxy.
(c)
for investment funds:
•
last consolidated fund rules with CNPJ;
•
bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and
•
photo ID document of the legal proxy.
Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction no. 481/09.
If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents described in item (4.3 -ii), it may be disregarded and shareholders will be notified at the email address informed in item 1.
The ballot form and other supporting documents shall be recorded at the company within up to seven days prior to the date of the General Shareholders’ Meeting, namely, by 10/31/2017 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded.

VOTING MANIFESTATION - Please mark your choice of vote with an “X”.
5. EXTRAORDINARY GENERAL MEETING [ON only]
5.1. I. Incorporation of DOWNSTREAM PARTICIPAÇÕES LTDA (“Downstream”) by Petrobras [ ] Approve [ ] Reject [ ] Abstain
6. Second Call of Meeting [ON Only]
In the event of a second call of this General Meeting, may the voting instructions included in this ballot form be considered also for the second call of Meeting? [ ] Yes [ ] No
[City], [month] [day], 2017.
Shareholder’s Name (certified signature) CPF / CNPJ:
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PUBLIC REQUEST FOR PROXY
Rio de Janeiro, October 06, 2017, Petróleo Brasileiro S.A. – Petrobras invites its shareholders to attend the Extraordinary General Meeting to be held on November 07, 2017, at 3 PM, to deliberate on the agenda included in the Notice of Meeting.
In order to facilitate and encourage the participation of shareholders with voting rights, the Company is making it available for the shareholders to vote on the matters contained in the Notice of Meeting through the use of the Distance Voting Ballot Form, pursuant to art. 21-A, paragraph 2 of CVM Instruction 481 published on December 17, 2009.
Electronic participation in the Extraordinary General Meeting is not available for our ADR holders.
Consult item “Information to Vote by Distance Voting Form”, included in this Manual of Shareholder Participation, for more details.
By providing this alternative, Petrobras seeks to reinforce its commitment to the adoption of the best practices in Corporate Governance and transparency.

EXTRAORDINARY GENERAL MEETING
PRESENTATION TO SHAREHOLDERS
ITEM I
INCORPORATION OF DOWNSTREAM PARTICIPAÇÕES LTDA (“DOWNSTREAM”)
BY PETROBRAS
Dear Shareholders,
The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Company”), regarding the incorporation of DOWNSTREAM PARTICIPAÇÕES LTDA (“Downstream”) by Petrobras, matter on the Agenda of the Extraordinary Shareholders’ Meeting to be held on 11/07/2017, provides the following explanatory information:
Downstream is a limited liability company with fully subscribed and paid-up capital in the amount of R$ 6,319,501,326.85 (six billion, three hundred and nineteen million, five hundred and one thousand, three hundred and twenty-six reais and eighty-five centavos), whose representative quotas are wholly owned by Petrobras.
The incorporation of Downstream by Petrobras is part of reorganization and optimization scenario of Company’s shareholding portfolio, seeking to rationalize costs through the consolidation of corporate activities.
The maintenance of various administrative structures, besides generating increased operating costs, implies in losing relevant synergies in the conduct of matters of Company’s interest.
Considering that the company holds 100% (one hundred percent) of the quotas representing Downstream’s capital stock, the proposed Incorporation will not imply any change in PETROBRAS’ capital stock, insofar as PETROBRAS’ financial statements already consolidate DOWNSTREAM accounting records.
Therefore, the incorporation aims to transfer the total assets, rights and obligations of Downstream to Company and is part of a corporate reorganization process designed to simplify the corporate structure, reduce costs and achieve more efficient assets management.
Accordingly, the Board of Directors hereby submits to the Extraordinary General Meeting for appraisal and decision, relying on the favorable opinion of the Fiscal Council, the proposal for the incorporation of Downstream by Petrobras, pursuant to the Protocol and Justification entered between the Company and Downstream, the respective Valuation Report and other provisions included as item I of the Agenda as disclosed in the Call Notice.
Attached: copy of the Fiscal Council’s opinion, protocol and justification of incorporation of Downstream Participações Ltda by Petróleo Brasileiro S.A. – Petrobras, valuation report on the net equity issued by UHY Moreira Auditores, form pursuant to Exhibit 21 of CVM Instruction 481, contract entered with UHY Moreira Auditores.

PROTOCOL AND JUSTIFICATION OF DOWNSTREAM PARTICIPAÇÕES
LTDA. INCORPORATION BY PETRÓLEO BRASILEIRO S.A. – PETROBRAS
Entered into
I. PETRÓLEO BRASILEIRO S.A. – PETROBRAS, publicly-held company, headquartered at Avenida República do Chile no. 65, Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under no. 33.000.167/0001-01, herein duly represented in the form of its By-Laws, hereinafter referred to as “PETROBRAS”, or, “Incorporator;” and
II. DOWNSTREAM PARTICIPAÇÕES LTDA., a limited liability company, headquartered in the City and State of Rio de Janeiro, at Avenida Henrique Valadares, no. 28, 8º andar, Torre A, Centro, enrolled with CNPJ/MF under number 04.181.609/0001-65, herein represented by its Executive Officers, Cláudio Rogério Linassi Mastela and Marcelo Castilho da Silva, hereinafter referred to as “DOWNSTREAM” or “Incorporated;”
And PETROBRAS and DOWNSTREAM are hereinafter collectively referred to as “PARTIES”, or any of them, in isolation, as “PARTY;”
Whereas:
(i)
PETROBRAS is a publicly-traded joint stock company with fully subscribed and paid-up capital in the amount of BRL 205,431,960,490.52 (two hundred and five billion, four hundred and thirty-one million, nine hundred and sixty thousand, four hundred and ninety reals and fifty-two cents) divided into 13.044.496.930 (thirteen billion, forty-four million, four hundred and ninety-six thousand, nine hundred and thirty) shares of no par value, of which 7,442,454,142 (seven billion, four hundred and forty-two million, four hundred and fifty-four thousand, one hundred and forty-two) common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred and eighty-eight) preferred shares;

(ii) DOWNSTREAM is a limited company with fully subscribed and paid-up capital in the amount of BRL 6,319,501,326.85 (six billion, three hundred and nineteen million, five hundred and one thousand, three hundred and twenty-six reals and eighty-five cents), divided into 6,319,501,326 (six billion, three hundred and nineteen million, five hundred and one thousand, three hundred and twenty-six) quotas, at the nominal value of BRL 1.00 (one Brazilian real);
(iii) PETROBRAS became the owner of 100% (one hundred percent) of the representative quotas of the DOWNSTREAM’s share capital, through the withdrawal right held by PETROBRAS INTERNACIONAL BRASPETRO BV (“PIB BV”), as provided for in article 1,029 of the Brazilian Civil Code (“CC”);
(iv) DOWNSTREAM has fulfilled its objectives in full, and it is no longer justified to maintain this administrative and operational structure;
(v) The PARTIES intend to carry out a merger operation, whereby PETROBRAS will incorporate DOWNSTREAM, with ipso jure DOWNSTREAM extinction, and the latter will be universally succeeded in all rights and obligations by PETROBRAS, pursuant to Article 227, of Law 6,404, dated December 15, 1976 (“Law No. 6,404/76” or “LSA”);
(vi) The boards of both Companies have analyzed alternatives, seeking the best management activities and policies, taking into account the intention to rationalize costs through activities consolidation, considering that the maintenance of various administrative structures will lead to increased operating costs, while losing relevant synergies in the conduct of matters of interest;

(vii) The incorporation will have no impact neither on the price of PETROBRAS securities nor on any investors’ decision to buy, sell or maintain such securities or exercise any rights inherent to the ownership of PETROBRAS issued securities;
(viii) The incorporation of DOWNSTREAM by PETROBRAS will be submitted for approval to both the shareholders of the companies and to the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Resolution 559 of November 18, 2008, which has previously made a statement through CVM Official Letter No. 241/2017/CVM/SEP/GEA-1 of June 29, 2017, about the releasing of an valuation report on DOWNSTREAM at market prices (article 264 of Law 6404/76). DOWNSTREAM’s shareholders’ equity was valued at its book value.
The PARTIES hereby mutually agree to execute this Protocol and Justification of Merger (“Protocol and Justification”), in compliance with Articles 224, 225 and 227 of Law 6404/76, in compliance with the provisions of the Instruction issued the Brazilian Securities and Exchange Commission (CVM) No. 565 of June 15, 2015, which will govern the proposed merger due to be submitted to their respective partners or shareholders:
CLAUSE ONE -BASES AND RATIONALE OF THE PROPOSED OPERATION
1.1. Proposed Operation. The operation consists in the incorporation of DOWNSTREAM by PETROBRAS, with full transfer of DOWNSTREAM’s shareholders’ equity, valued at book value, to PETROBRAS (“Operation” or “Incorporation”).

1.1.1. As a result of the Operation, DOWNSTREAM shall be extinguished ipso jure, for all legal purposes and effects, so that the Incorporator will succeed DOWNSTREAM universally in all its rights and obligations, pursuant to Article 227 of Law 6,404/76
1.2. The valuation of DOWNSTREAM’s net worth, for the purposes of corresponding accounting entries in PETROBRAS, was made at book value by expert company UHY MOREIRA -AUDITORES, referred to in section 2.1, on such base date set up in section 2.2 of this Protocol and Justification, based on such criteria laid down in the LSA.
1.3. The balances of DOWNSTREAM’s creditor and debtor accounts shall be transferred to PETROBRAS accounting books, with the necessary adjustments.
1.4. PETROBRAS top management shall be responsible for practicing all acts necessary to implement the Incorporation, and shall bear all costs and expenses arising from such implementation.
1.5. Justification of Operation. The boards of the Companies involved in the Operation have analyzed alternatives, seeking the best management activities and policies, taking into account the intention to rationalize costs through activities consolidation, considering that the maintenance of various administrative structures will lead to increased operating costs, while losing relevant synergies in the conduct of matters of interest;
1.5.1. The Incorporation aims to transfer the total assets, rights and obligations of DOWNSTREAM to PETROBRAS and is part of a corporate reorganization process designed to simplify the corporate structure, rationalize PETROBRAS activities, reduce costs and achieve more efficient management of the assets involved.

1.5.2. Considering that PETROBRAS holds 100% (one hundred percent) of the shares representing DOWNSTREAM’s capital stock, the proposed Incorporation will not imply any change in PETROBRAS’ capital stock, insofar as PETROBRAS’ financial statements consolidate DOWNSTREAM accounting records.
1.6. DOWNSTREAM assets, rights and obligations making up DOWNSTREAM’s net worth to be transferred to PETROBRAS are detailed in the valuation report, at book value.
CLAUSE TWO -VALUATION OF DOWNSTREAM NET WORTH AND VALUATION BASE DATE
2.1. The nomination and appointment of such expert company UHY MOREIRA AUDITORES to carry out of preparing the accounting valuation report on the Incorporated company’s shareholders’ equity to be transferred to PETROBRAS (“Accounting Valuation Report”), shall be ratified by DOWNSTREAM Partners Meeting and by PETROBRAS Extraordinary General Meeting, pursuant to article 227 of Law 6,404/76.
2.2. UHY MOREIRA -AUDITORES is a company specializing in accounting valuations and has, at the request of the management of the PARTIES, (i) valuated DOWNSTREAM’s net worth at book value, based on the elements provided by the DOWNSTREAM Balance Sheet ascertained on 8/31/2017, (“Incorporation Base Date”), thereby calculating the value of the shareholders’ equity to be transferred to PETROBRAS, and (ii) prepared the Accounting Valuation Report, attached hereto as Exhibit I, and such values shall be submitted to previous analysis and approval of PETROBRAS shareholders, under the terms of the law.
2.3. The preparation of financial statements audited by a CVM accredited independent auditor, pursuant to article 6 of CVM Instruction 565, of June 15, 2015, was released since the effects of the Incorporation abide by the provisions of article 10, main session, of said Instruction.

CLAUSE THREE – SHAREHOLDERS ‘EQUITY GLOBAL AMOUNT TO BE INCORPORATED
3.1. According to the valuation performed as embodied in the Accounting Valuation Report, the book value of DOWNSTREAM’s shareholders’ equity to be transferred to PETROBRAS amounts to R$ 6,341,512,473.51 (six billion, three hundred and forty-one million, five hundred and twelve thousand, four hundred and seventy-three reals and fifty-one cents), abiding by the provisions of Clause Four below.
3.2. The value of such ascertained shareholders’ equity corresponds exactly to PETROBRAS active investment account, since DOWNSTREAM is a PETROBRAS’s subsidiary. Accordingly, as a consequence of the Incorporation, PETROBRAS accounting will merely replace such PETROBRAS assets represented by Petrobras investment account referring to the participation in DOWNSTREAM capital stock by the assets and liabilities from DOWNSTREAM Balance Sheet.
3.3. The replacement of PETROBRAS investments in DOWNSTREAM by such assets and liabilities from DOWNSTREAM Balance Sheet shall not imply any change in the value of PETROBRAS net worth.
3.4. DOWNSTREAM assets, rights and obligations making up DOWNSTREAM’s net worth to be transferred to PETROBRAS are detailed in the valuation report.
CLAUSE FOUR – TREATMENT IN CHANGES IN EQUITY UNTIL INCORPORATION DATE

4.1. Changes in equity ascertained in the period between the Incorporation Date and the actual Incorporation shall remain posted in DOWNSTREAM books and shall be absorbed and transferred to PETROBRAS’ books at their respective values on the date of the Incorporation, without any change to such values adopted in this Incorporation Protocol and Justification.
CLAUSE FIVE – EXTINCTION OF DOWNSTREAM QUOTAS
5.1. For the purposes of the Incorporation proposed in this Protocol and Justification, no PETROBRAS shares shall be assigned to DOWNSTREAM quotaholders, since PETROBRAS holds the totality of the quotas issued by the Incorporated.
5.2. Consequently, the totality of DOWNSTREAM’s quotas shall be extinctic, based on article 226, paragraph 1 of Law 6,404/76, with such necessary adjustments and adaptations to PETROBRAS accounting records.
5.3. There shall be no charge-off or issue of new PETROBRAS shares by virtue of the Incorporation, nor any change in the value of its capital stock, so that, at the end of the Incorporation, PETROBRAS ‘capital stock shall remain unchanged in the amount of R$ 205,431,960,490 (two hundred and five billion, four hundred and thirty-one million, nine hundred and sixty thousand, four hundred and ninety-one reals and two fifty-two cents) divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred and ninety-six thousand, nine hundred and thirty) shares of no par value, of which 7,442,454,142 (seven billion, four hundred and forty-two million, four hundred and fifty-four thousand, one hundred and forty-two) are common shares and 5,602,042,788 (five billion, six hundred and ninety two million, forty-two thousand, seven hundred and eighty-eight) are preferred shares. Consequently, there shall be no change in PETROBRAS By-Laws due to the incorporation.

5.4. DOWNSTREAM shall become extinct ipso jure, in compliance with the law, and its legal existence shall cease upon the registration of such Incorporation acts at the Trade Board and other competent agencies, and Downstream shall be succeeded by PETROBRAS in all rights and obligations.
CLAUSE SIX – NOTIFICATION TO PETROBRAS BOARD OF DIRECTORS AND BOARD OF AUDITORS, TO DOWNSTREAM ADMINISTRATORS, AND APPROVAL BY PETROBRAS GENERAL MEETING AND DOWNSTREAM PARTNERS MEETING
6.1. Board of Directors and Board of Auditors. In compliance with the provisions of article 163, indent III, of Law 6,404/76, PETROBRAS’s By-Laws and DOWNSTREAM’s Articles of Incorporation, PETROBRAS Board of Auditors shall issue an opinion on the Operation, and PETROBRAS’ Board of Directors and the DOWNSTREAM Top Management shall be served notice of the Operation, further ratifying the hiring of the audit company for the valuation of DOWNSTREAM’s net worth, besides convening the Extraordinary Shareholders’ Meetings that will decide on the Operation.
6.2. Extraordinary General Meeting and Partners Meeting For completing the Operation, the Extraordinary General Meeting of PETROBRAS shareholders and the Meeting of DOWNSTREAM Quotaholders shall be called, abiding by legal deadlines and other procedures set forth in the legislation.
CLAUSE SEVEN – GENERAL PROVISIONS
7.1. Considering that PETROBRAS holds the totality of DOWNSTREAM quotas, such provisions related to the following shall not apply: (i) the terms of trade; (ii) the reimbursement to DOWNSTREAM quotaholders; and (iii) the need to prepare a valuation report on the Incorporated at market prices (Article 264 of Law 6,404/1976), as authorized by the Securities and Exchange Commission (Exhibit II).
7.2. Documents Available to Shareholders. All documents referred to in this Protocol and Justification shall be available to PETROBRAS shareholders and may be read at both PETROBRAS head office and website (www.petrobras.com.br), at the Securities and Exchange Commission (CVM), at Rua Sete de Setembro , nº 111, 5th floor -Consultation Center, Downtown, Rio de Janeiro/RJ or at Rua Cincinato Braga, nº 340, 2nd to 4th floors -Ed. Delta Plaza, São Paulo/SP and on the website (www.cvm.gov.br) and at BM&FBOVESPA, at Rua XV de Novembro, nº 275, São Paulo/SP an on Bovespa’s website (www.bmfbovespa.com.br).
7.2.1. To access said documents, PETROBRAS shareholders (or their duly retained attorneys-in-fact) shall be required to provide evidence of their status as shareholders, pursuant to article 126 of Law 6,404/76.
IN WITNESS WHEREOF, the PARTIES sign this instrument in 2 (two) counterparts of equal form and content, in the presence of the witnesses signed below.
Rio de Janeiro, September 28, 2017.
PETRÓLEO BRASILEIRO S.A. -PETROBRAS
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer
Jorge Celestino Ramos
Executive Refining and Natural Gas Officer
DOWNSTREAM PARTICIPAÇÕES LTDA
Cláudio Rogério Linassi Mastella
Administrator
Marcelo Castilho da Silva
Administrator
Witnesses:

Name: Name: RG: RG:
• Exhibit I – Valuation Report
• Exhibit II – Letter No. 241/2017/CVM/SEP/GEA-1, of June 29, 2017

Valuation Report of Accounting Net Assets
Downstrean Participações Ltda.
August 31, 2017

To
Management of Petróleo Brasileiro S.A. - Petrobras Rio de Janeiro - RJ
Valuation Report of Accounting Net Assets of Downstream Participações Ltda.
1. Audit Firm Information
UHY Moreira - Auditores, a company established at Rua Pirapó No. 569, Bairro Igara, Canoas, RS, registered with CNPJ (Ministry of Finance’s Corporate Taxpayer Registry) under No. 01.489.065/000- 05, registered with the Regional Accounting Board of the State of Rio Grande do Sul under number CRC RS 3717 S RJ, represented by Mr. Jorge Luiz M. Cereja, accountant, registered with the Regional Accounting Council of the State of Rio Grande do Sul under number CRS RS 43679 S RJ, resident and domiciled in Viamão, RS, with office at the same address as the principal, appointed by the management of Petróleo Brasileiro S.A - Petrobras to value the accounting net assets as of August 31, 2017, of the company Downstream Participações Ltda., in accordance with the accounting practices adopted in Brazil, and the result of its work is presented below.
2. Subject Matter of the Valuation
The valuation as of August 31, 2017 of the accounting net assets of Downstream Participações Ltda. (“Downstream” or “Company”), registered with CNPJ (Ministry of Finance’s Corporate Taxpayer Registry) under No. 04.181.609/0001-65, with principal place of business in the city of Rio de Janeiro, at Av. República do Chile No. 65, 22nd floor, part, aims at the merger of Downstream into Petróleo Brasileiro S.A. - Petrobras, a government-controlled company, registered with Ministry of Finance’s Corporate Taxpayer Registry under No. 33.000.167/0001-01, with principal place of business at Av. República do Chile, 65, Rio de Janeiro - RJ.
3. Management Responsibility for Accounting Information
The Company’s management is responsible for bookkeeping and preparation of accounting information in accordance with accounting practices adopted in Brazil, as well as for the relevant internai Controls that it has determined as necessary to enable the preparation of such accounting information free of material misstatement, whether due to fraud or error.
The summary Balance Sheet as of August 31, 2017 and the summary of the main accounting practices adopted by the Company are described in Exhibits I and II to this report.
4. Scope of Work and Responsibility of the Independent Auditor
Our responsibility is to express a condusion on the book value of Downstream’s owners’ equity as of August 31, 2017, based on the work carried out in accordance with Technical Notice 2014/CTA20 (R1), approved by the Federal Accounting Council and published in the Federal Official Gazette on April 15, 2014, which provides for guidance to independent auditors on the technical and professional standards to be observed by the independent auditor, appointed as an expert or specialized company, to issue a valuation report of net assets at book value or adjusted accounting net assets at market prices. Accordingly, we audited said balance sheet in accordance with Brazilian and international auditing standards, which require compliance with ethical requirements by the auditor and that the audit is planned and performed in order to obtain reasonable assurance that the accounting owners’ equity calculated to prepare our valuation report is free of material misstatement.

An audit involves the performance of procedures selected to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor’s discretion, including the assessment of risks of material misstatement of the owners’ equity, whether due to fraud or error. In this risk assessment, the auditor considers the internai Controls relevant to preparing the balance sheet of Downstream to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internai Controls of Downstream. An audit also indudes evaluating the adequacy of the accounting policies used and the reasonableness of accounting estimates made by the management. We believe that the audit evidence we have obtained is sufficient and appropriate to substantiate our condusion.
Our valuation was prepared in accordance with Generally Accepted Accounting Principies, and in accordance with the criteria established in Brazilian Corporate Law, Law 6404/76, as amended by Law 11638/07.
1. Other Issues
In compliance with the requirements of CVM Instruction No. 319 of December 1999, we hereby inform that:
(a) there is no conflict or communion of interests, either actual or potential, with the Companies, or, also, regarding the Spin-off;
(b) the Companies, their members or managers have not directed, limited, hindered, or practiced any acts or omissions that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their condusions;
(c) for the valuation Service, the net fixed compensation shall be in Brazilian currency, in the amount equivalent to twenty-four thousand Brazilian reais (R$24,000.00); and
(d) We have noted that in the Financial Statements, Accompanying Notes and in the Independent Auditor’s Report on the Financial Statements of Downstream as of December 31, 2016, issued on March 17, 2017 by Price Waterhouse Coopers - Independent Auditors (PWC), it was not mentioned the intention of the partial spin-off of the net assets of Petrobras Distribuidora S.A. and also the merger of DownstreanVs net assets into Petróleo Brasileiro S.A. - Petrobras.
2. Documents and Data that Substantiated the Studies:
a) Articles of Organization No. 00-2014/408919-0, registered with JUCERJA (Registry of Commerce of the State of Rio de Janeiro) No. 3320738452-2 - December 1, 2014;
b) Independent Auditors’ Report for the years 2014; 2015 and 2016;
c) Unaudited Financial Statements of Downstream as of July 31,2017;
d) Unaudited Financial Statements of Downstream as of August 31, 2017;

UHY Moreira
Auditoria | Consultoria | Outsourcing

4

e) Monthly trial balances (SAP) comparing with the previous period, referring to the months of December/2016; January/2017; February/2017; March/2017; April/2017; May/2017; Jun/2017; July/2017 and August/2017;

f) Valuation Report of the Net Assets formed by certain assets by means of accounting books of Petrobras Distribuidora S.A., issued on August 23, 2017;

g) Minutes of Membership Meeting of Downstream, withdrawn from Petrobras Negócios Eletrônicos S.A., held on August 16, 2017;

h) Minutes of the Membership Meeting of Downstream Participações Ltda., withdrawn from Petrobras Internacional Braspetro - BV, held on August 16, 2017;

i) Minutes of Membership Meeting of Downstream held on August 31, 2017, related to the capital increase made by the shareholder Petróleo Brasileiro SA - Petrobras, paid in full with the spun-off portion of Petrobras Distribuidora S/A;

j) Minutes of Extraordinary General Meeting (EGM) of Petrobras Distribuidora S.A., held on August 31, 2017;

k) Response Letter from Petróleo Brasileiro S.A. - Petrobras;

l) Stock Purchase Agreement between Downstream and Petrobras Negócios Eletrônicos S.A.;

m) Voting instructions repurchase Petrobras Negócios Eletrônicos S.A.;

n) Voting instruction for the withdrawal of Petrobras Internacional Braspetro - BV;

o) Notice of repurchase of the Shares of Petrobras Negócios Eletrônicos S.A.;

p) Notice of withdrawal of Petrobras Internacional Braspetro - BV from Downstream;

q) Power of Attorney of Members of Downstream dated November 8, 2016;

r) Repurchase of the Shares of Petrobras Negócios Eletrônicos S.A.;

s) Statement of Investment of Banco do Brasil S.A., account number 600.000-2, of August 31, 2017;

t) Ledger (SAP) related to the entry of increase of the Owners' Equity of Downstream;

u) Determination of the Contribution of PIS and COFINS, for the month of August 2017;

v) Provision of expense for audit services with the audit firm KMPG recorded in the trial balance of Downstream, whose contract has not yet been entered into between the parties;

w) Ledger (SAP) for the month of August 2017, of the taxes receivable or to offset of Downstream; and

a) Ledger (SAP) referring to the month of August 2017, of the adjustment for inflation (SELIC rate) of the taxes receivable or to offset.
1. Conclusion
Based on the work carried out, we conduded that the value of the assets, rights and obligations induded in the net assets of Downstream Participações Ltda., as of August 31, 2017 for the purposes of merger into the Controlling Company Petróleo Brasileiro S.A. - Petrobras, according to the criteria described in item 4, are as follows:
Downstream Participações Ltda. Balance Sheet as of August 31, 2017 (R$)
Description
Balances
Assets
Current Assets
775,843,714.80
Noncurrent
5.569.146.845.71
Total Assets
6,344,990,560.51
Liabilities
Current
3,478,083.60
Owners’ Equity
6,341,512,476.91
Total Liabilities
6,344,990,560.51
Based on the above information, we conduded that the amounts to be used to achieve the purposes of this Valuation Report, the accounting value of the net assets of Downstream, as of August 31, 2017 to be merged into Petróleo Brasileiro S.A. - Petrobras corresponds to six billion, three hundred forty-one million, five hundred twelve thousand, four hundred seventy-six Brazilian reais and ninety- one cents (R$6,341,512,476.91).
In addition, we presented in Exhibit I the Balance Sheet and the Income Statements and the Statement of Owners’ Equity, as of August 31, 2017, prepared in accordance with the accounting practices adopted in Brazil. And in Exhibit II, the summary of the main practices adopted in preparing the financial statements.
Thus, we conduded this work and signed this report.
Member - Technical Manager
Jorge Luiz M. Cereja Accountant CRC RS 43679 S RJ CNAI No. 539

Exhibit I
This exhibit is an integral and inseparable part of the Valuation Report of the Owners’ Equity of Downstream Participações Ltda., Issued by UHY Moreira - Auditores, dated September 15, 2017.

UHY Moreira
Auditoria | Consultoria | Outsourcing

7

Dowstream Participações Ltda.
(Controlled company of Petróleo Brasileiro S.A. – Petrobras)
Balance Sheet
Period ended on August 31, 2017 and year ended December 31, 2016
(in Brazilian Reais)

Assets	Aug/17	2016
Current		
Cash and cash equivalents	3,801,924.27	3,750,162.54
Accounts Receivable	771,918,292.45	-
Taxes and contributions credits	123,498.08	53,802.24
	775,843,714.80	3,803,964.78
Noncurrent		
Taxes receivable	2,327,708.73	2,283,080.23
Accounts Receivable	5,566,819,136.43	-
Investments		
Other investments	0.55	13,326.10
	5,569,146,845.71	2,296,406.33
Total assets	6,344,990,560.51	6,100,371.11

Liabilities	Aug/17	2016
Current		
Suppliers	10,298.26	63,940.60
Accounts payable:		
Companies of the Petrobras System	3,437,244.68	3,377,774.48
Taxes and contributions payable	30,540.66	2,895.23
	3,478,083.60	3,444,610.31
Owners' Equity		
Capital	6,319,501,326.85	6,512,199.22
Additional capital contribution	(2,605,306.65)	(2,605,495.96)
Reserves	25,730,277.58	-
Retained losses	(1,250,942.46)	(1,236,219.49)
Profit (loss) for the period	137,121.59	(14,722.97)
	6,341,512,476.91	2,655,760.80
Total liabilities and excess of liabilities over assets	6,344,990,560.51	6,100,371.11

Accountant Robson Honorato
CRC RJ - 086473/0-7
Sector Manager
CONTRIB/GECONS/PAIS/CABIO

August 31, 2017

Dowstream Participações Ltda. (Controlled company of Petróleo Brasileiro S.A. -
Income Statement Period ended August 31, 2017 (in Brazilian Reais)

Operating income (expenses)
General and administrative expenses
(171,199.27)
Tax expenses
(18,174.53)
Other
4,365.12
Income before financial results and taxes
(185,008.68)
Financial income
268,027.74
Financial expenses
(822.09)
Net adjustments for inflation and foreign exchange
82,612.64
Net financial result
349,818.29
Profit for the year before income tax and social contribution
164,809.61
Income tax and social contribution on profit
(27,688.02)
Profit for the period
137,121.59
Result per share (basic and diluted) - R$
0.00002170
Accountant Robson Honorato
CRC RJ - 086473/0-7
Sector Manager

Dowstream Participações Ltda.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Statement of owner’s equity
Period ended on August 31, 2017 and fiscal year ended on December 31, 2016
(in Brazilian Reais)
Capital Additional
capital
contribution Profit
reserves Retained
Profits
(Losses) Total
Balances as of December 31, 2016 6,512,199.22 (2,605,495.96) (1,250,942.46) 2,655,760.80
Capital Increase 6,312,989,127.63 6,312,989,127.63
Formation of reserve 189.31 25,730,277.
58 25,730,466.89
Profit for the period 137,121.59 137,121.59
Balances as of August 31,2017 6,319,501,326.85 (2,605,306.65) 25,730,277.
58 (1,113,820.87) 6,341,512,476.91
Accountant Robson Honorato
CRC RJ - 086473/0-7
Sector Manager
CONTRIB/G ECONS/PAIS/CABIO

Exhibit II
Downstream Participações Ltda.
Summary of the main practices adopted in preparing the financial statements
The financial statements are presented in accordance with accounting practices adopted in Brazil, in compliance with the provisions contained in the Brazilian Corporation Law, and incorporate the changes introduced by Laws 11638/07 and 11941/09, complemented by the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities and Exchange Commission (CVM).
The pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee (CPC) are convergent with the International Accounting Standards issued by the International Accounting Standards Board (IASB).
Functional Currency: The Company’s functional currency in Brazil is the Brazilian real, which is the currency of its main operating economic environment.
The financial investments are represented by membership interests of the Investment Fund in Membership Interests of Investments - BB SBB Short Term. These membership interests are convertible into cash, redeemed at any time, over the duration of the fund.
Share Capital - Membership Interests: The membership interests are classified as owners’ equity. Additional costs directly attributable to the issuance of membership interests are recognized as a deduction from the owners’ equity, net of any tax effects.
Result by membership interest of capital. The result by basic diluted membership interest is calculated by means of the result of the period attributable to the Company’s member in the respective period. Compensation to members: The members are guaranteed profit sharing as per the articles of organization, considering at least 25% of the adjusted net profit pursuant to Art. 202 of Law 6404/76.
Recognition of Revenues and Expenses: Financial income refers to interest income on funds invested. Interest income is recognized in income, by using the effective interest method.
Revenues and expenses are recognized on an accrual basis.
Due to the retained losses until 2016, there is no proposal for dividend distribution.
This exhibit is an integral and inseparable part of the Valuation Report of the Owners’ Equity of Downstream Participações Ltda., Issued by UHY Moreira - Auditores, dated September 15, 2017.

:: SEI / CVM -0310239 -Letter:
Seal
SECURITIES AND EXCHANGE COMMISSION
Rua Sete de Setembro, 111 33º andar -Bairro Centro -Rio de Janeiro/RJ -CEP 20050-901 Phone: (21)3554-8347 -www.cvm.gov.br
Letter no. 241/2017/CVM/SEP/GEA-1
Rio de Janeiro, June 29, 2017.
To Mr. Ivan de Souza Monteiro Investor Relations Officer of Petróleo Brasileiro S.A. – PETROBRAS Av. Henrique Valadares, nº 28, Torre A, 18º andar -Centro Rio de Janeiro, RJ
CEP: 20231-030 Email:dfinri@petrobras.com.br Fax: (21) 3224-9999 / Phone: (21) 3224-2401
Subject: Response to the Public Traded Company Consultation.
Mr. Director,
We refer to the consultation formulated by Petróleo Brasileiro S.A. -Petrobras (“Company”) on 6/23/2017, requesting the Superintendence of Companies’ Relations -SEP to waive the preparation of the appraisal report of the Subsidiaries, object of the Merger by the market value of its assets, as provided for in art. 264 of Law 6.404/76, for the incorporation of the subsidiaries DOWNSTREAM PARTICIPAÇÕES LTDA (“DOWNSTREAM”)
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:: SEI / CVM -0310239 -Letter:
and PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (“E-PETRO”), considering that the intended incorporations will involve companies with share capital directly and indirectly owned by PETROBRÁS.
In view of the information provided by the Company and based solely on the information provided in the Consultation, based on CVM Resolution 559/08, this Superintendence understands that, in relation to the merger by the Company of the companies in question,
DOWNSTREAM PARTICIPAÇÕES LTDA (“DOWNSTREAM”) and PETROBRAS
NEGÓCIOS ELETRÔNICOS S.A. (“E-PETRO”), the CVM’s action would not be justified in order to require the preparation of the appraisal report of the shareholders’ equity referred to in art. 264 of Law 6.404/76.
Sincerely,
logo Document electronically signed by Nilza Maria Silva de Oliveira, Manager, on 6/30/2017, at 16:04, as per art. 1, III, “b”, of Law 11.419/2006.
logo Document electronically signed by Fernando Soares Vieira, Superintendent, on 6/30/2017, at 4:15 PM, as per art. 1, III, “b”, of Law 11.419/2006. QRCode Signature
The authenticity of the document can be verified on the website https://sei.cvm.gov.br/ conferir_autenticidade, by informing the verification code 0310239 and the CRC code 0ECA54D2.
This document’s authenticity can be verified by accessing https://sei.cvm.gov.br/ conferir_autenticidade, and typing the “Código Verificador” 0310239 and the “Código CRC” 0ECA54D2.
Reference: Case no. 19957.006108/2017-91 SEI Document no. 0310239
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:: SEI / CVM -0310239 -Letter:
Created by Tunes, version 4 by Tunes on 6/29/2017 15:40:36.
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LETTER-AGREEMENT
No. ICJ 5850.0104232.17.3 No. SAP
PETRÓLEO BRASILEIRO S.A. – PETROBRAS, a mixed capital company, registered in the National Register of Legal Entities of the Ministry of Finance under no. 33.000.167/0001-01, headquartered at Avenida República do Chile, 65, Rio de Janeiro – RJ, hereinafter referred to as PETROBRAS, herein represented by the Companies and Benefits Financial Management General Manager, Marcos Antonio Zacarias, and
UHY MOREIRA -AUDITORES, headquartered at Rua Pirapó, nº 569, Igara, Canoas-RS, registered in the National Register of Legal Entities of the Ministry of Finance under no. 01.489.065/0001-05, hereinafter referred to as CONTRACTOR, herein represented by its Partner – Managing Officer, Paulo Fernando Falkenhoff Moreira.
CONTRACTOR partners include: Diego Rotermund Moreira, CPF 906.939.22087; Jorge Luiz Menezes Cereja, CPF 360.124.400-49; Eliane Tânia Resmini, CPF 650.730.610-04; Paulo Fernando Falkenhoff Moreira, CPF 055.328.090
20.
PETROBRAS authorizes CONTRACTOR to perform the services described in the section below -OBJECT -and detailed in the Exhibits that integrate and complement this LETTER AGREEMENT.
1.
OBJECT: Preparation of valuation reports on net assets for the Companies: Downstream Participações Ltda. and for Petrobras Negócios Eletrônicos S.A. E-Petro; according to the conditions set forth herein and the Contract, General Conditions, attached to this LETTER AGREEMENT.
2.
CLASSIFICATION: WAIVER, Chapter II, Section 2.1. of the Petrobras Simplified Bidding Procedure.
3.
PRICE: R$ 48,000.00 (forty-eight thousand reals) including all costs, inputs, expenses and other legal and tax obligations in order to comply with contract provisions until the final validity of this LETTER AGREEMENT, with no claim for price revision, compensation or reimbursement, except for such reimbursement events foreseen in the Service Specification Exhibit and subject to the provisions of section 6 -TAXATION of Exhibit 1 -Contract General Provisions.
3.1. Labor-related costs shall reflect such prices updated in the month of the proposal, and no claim shall be accepted if based on wage revision on account of salary adjustments, agreements or collective bargaining that might occur during the validity of the Contract.

4.
PROPOSAL DATE: 05/16/2017
5.
FINES:
5.1. DEFAULT – 0.5% (point five percent) on contract value, per day in delay to deliver the service or to fulfill contract obligations, provided that the default is attributable to CONTRACTOR.
5.1.1. Failure to notify PETROBRAS about the occurrence of any accident at PETROBRAS premises, involving Contractor’s or third parties’ employees when performing any task under this LETTER AGREEMENT and failure to issue the Occupational Accident Notification -CAT, under the conditions and legal deadlines, will entail the application of an R$ 1,200.00 (one thousand and two hundred reals) fine, per occurrence.
5.1.2. The sum of all default fines shall be limited to 30% (thirty percent) of contract value
5.2. COMPENSATORY – PETROBRAS may apply to CONTRACTOR the following compensatory fines, and CONTRACTOR shall be liable to pay any additional compensation in the amount equivalent to such surplus loss caused by Contractor, as per the Sole Paragraph of Article 416 of the Brazilian Civil Code.
5.2.1 – For total default of the object of the contract: 30% (thirty percent) levied on contract value.
5.2.2 – For default, irregular or defective performance of part of the object of the contract: 15% (fifteen percent) levied on contract value.
5.3. For the purpose of applying any fine, either for default or compensatory, CONTRACTOR shall be given a prior written notification and allowed a period of 10 (ten) working days for defense.
6.
FIXED AND NOT ADJUSTABLE PRICES: Prices under the contract are fixed and not adjustable.
7.
BANK DATA:
Bank Code: 001 Branch: 0010-8 Current Account: 4129-7
8. DEADLINE FOR PROVIDING THE SERVICE: 15 (fifteen) business days after reports are requested.
8.1 LETTER AGREEMENT VALIDITY: 180 (one hundred and eighty) days.

INCEPTION: 07/14/2017 TERMINATION: 01/09/2018
Any days in service standstill for reasons that are beyond contractor’s control, if verified and accepted by Petrobras’ inspection, shall be added to the above-mentioned validity.
9. JURISDICTION
The parties hereby choose the jurisdiction of the Court of the Capital City of the State of Rio de Janeiro to settle any litigation arising out of this LETTER AGREEMENT or the implementation thereof, with express waiver by the parties of any other, even if more privileged.
10. GENERAL PROVISIONS
10.1 – The following exhibits shall become an integral part of this LETTER AGREEMENT:
Exhibit 01 – General Contract Conditions
Exhibit 02 – Price Schedule
Exhibit 03 – Specification of Services
Exhibit 04 – Service Measurement Criteria
Exhibit 05 – Instructions for Use of Petrobras Facilities
Exhibit 06 – Contractor’s Proposal
10.2 – Where a conflict shall arise between the provisions of any Exhibits and the provisions of this Contract, the provisions of the latter shall prevail.
10.3 – Changes to contract provisions shall be made by means of an addendum whenever resulting from supervening factors or opportunities demanding such revision.
10.4 – This LETTER AGREEMENT shall also be governed by the Rules for the Simplified Bidding Procedure approved by Decree 2,745 of August 24, 1998, and by Petrobras Contracting Guide – MPC.
Rio de Janeiro, June 21, 2017.
PETRÓLEO BRASILEIRO S.A. UHY MOREIRA -AUDITORES
Marcos Antonio Zacarias Paulo Fernando Falkenhoff Moreira Companies and Benefits Financial Partner – Managing Officer Management General Manager
WITNESSES:
Name: Name: CPF: CPF:

CONTRACT GENERAL CONDITIONS
EXHIBIT No 1
1. SPECIFICATIONS
1.1 – On implementing the service, CONTRACTOR shall strictly comply with the specifications of this LETTER AGREEMENT and Exhibits thereof. Any amendment can only be made upon PETROBRAS previous and written consent.
2. CONDITIONS OF PAYMENT
2.1 – Payments due shall be made by PETROBRAS by means of a bank payment slip issued by the bank (simple collection mode and standard “CNAB240” registration) on behalf of CONTRACTOR which shall become due on the 30th (thirtieth) day counted from the final date of acceptance by Petrobras, according to Exhibit 03, provided that the CONTRACTOR has submitted, not later than the 4th (fourth) business day of the month following the acceptance of such collection documents (bill of sale and/or invoice including an express indication of the PETROBRAS department where the service was provided) necessary for the regularity of the payment.
2.1.1 – Payment may occasionally be made by means of a direct credit to a CONTRACTOR provided current account.
2.1.2 – The submission of any billing document outside the deadline laid down in section 2.1 or inconsistent with the provisions of section 2.1.4 shall imply the postponement of such payment for a period equal to the delay in the submission of such documents.
2.1.3 – No CONTRACTOR invoice shall be processed if the corresponding Measurement Report is not issued in advance.
2.1.4 – Invoices shall be required to include, in addition to the date of this LETTER AGREEMENT, the following information:
. The number of the contract -ICJ;
. The number of the Measurement Report;
. The bank name and code;
. Bank branch code and address;
. CONTRACTOR Current account number.
2.1.4.1 – Where a bill is submitted with different banking details from those indicated in subclause 2.1.4, such changes shall only be considered if accompanied by formal communication from CONTRACTOR and shall only prevail for the specific purpose of that payment.

2.1.4.2. – There shall be no fee on the lapse of the time required to pay the invoices.
2.2 -PETROBRAS is assured the right to deduct from the payment due to CONTRACTOR, under this LETTER AGREEMENT or under any agreement with PETROBRAS, by notifying such decision, in any event, five business days in advance, in writing, and informing the amounts corresponding to:
2.2.1 – all debts generated, notably fines of any kind and those arising from tax, social security and labor, and consequent debts;
2.2.2 – expenses related to the remediation of failures;
2.2.3 – inputs under Contractor’s responsibility not provided;
2.2.4 – use of PETROBRAS materials or equipment that should have been provided by CONTRACTOR;
2.2.5 – If PETROBRAS deducts any amounts from CONTRACTOR invoices that later prove to be incorrect or in disagreement with the provisions of this LETTER AGREEMENT, such amounts incorrectly deducted shall be returned within 05 (five) working days counted from completion of PETROBRAS internal procedure that recognizes such unauthorized deductions, updated exclusively based on the SELIC Rate, considering the period between the day of the deduction and the day before the refund of such deducted amounts
2.3 -The values of such basic prices shall be highlighted in a single billing document.
3. CONTRACTOR OBLIGATIONS
3.1 – CONTRACTOR obligations include, without any detriment to any other obligation specified in this LETTER AGREEMENT or Exhibits thereof:
3.1.1 – Keep during the implementation of this LETTER AGREEMENT the regular standing before the Labor Court, periodically proven by the Labor Clearance Certificate – or debts with effects of clearance.
3.1.2 – Perform the services contracted herein, according to the provisions of this LETTER AGREEMENT and Exhibits thereof, under the terms and conditions set forth herein.
3.1.3 – Facilitate the action of PETROBRAS Inspection, providing such data or documentation on such ongoing services and responding promptly to any remarks and demands therefrom.

3.1.4 – Redo or repair, at CONTRACTOR’s own expense and within the time frames stipulated by the Inspection, all and any service performed in violation of this LETTER AGREEMENT and Exhibits thereof, including those services already registered in the Measurement Report.
3.1.4.1 – Where necessary to redo the service, CONTRACTOR is required to do so under the conditions of the contract, bearing its own costs. If CONTRACTOR fails to do so, PETROBRAS shall have a right to hire third party to perform the service, and CONTRACTOR hereby acknowledges CONTRACTOR’s responsibility to reimburse PETROBRAS for the amount paid to such third party, and the provisions of section 9 – LIABILITIES OF THE PARTIES shall not apply to this subsection.
3.1.5 – Answer for any damage or loss caused to PETROBRAS or to third parties, subject to the provisions of section 9 -LIABILITY OF THE PARTIES.
3.1.6 – Bear all such costs related to Labor and Social Security Laws and any other due to Contractor’s personnel.
3.1.7 -– Ensure that none of CONSORTIUM employees, either by act or omission, will hide, collaborate in the concealment or tolerate the concealment of any occupational accident occurred as a result of the implementation of this LETTER AGREEMENT.
3.1.8 – Issue required Occupational Accident Notification -CAT under the conditions and abiding by the legal deadlines in the case of occupational accident with any employees working at PETROBRAS facilities.
3.1.9 – Immediately report to PETROBRAS, not later than two (2) consecutive days, the occurrence of any occupational accident involving Consortium’s or subcontractors’ or assignees’ employees working at PETROBRAS facilities.
3.1.10 – PETROBRAS reserves the right to verify CONTRACTOR’S compliance with the obligation provided for under subsection 3.1.9 above, and PETROBRAS may require CONTRACTOR to submit evidence that CONTRACTOR issued the Occupational Accident Notification – CAT under the conditions and within legal deadlines.
3.1.11 – Facilitate and not obstruct PETROBRAS Supervisory action regarding the compliance with such obligations set out in subsections 3.1.9 and 3.1.10, and PETROBRAS shall have a right to require the submission of evidence that contractor or any subcontractor issued the required Occupational Accident Notification -CAT under the conditions and within legal deadlines.

3.1.12 – Employ exclusively Contractor’s employees to perform contracted services, except in such case of subcontracting previously authorized by PETROBRAS.
3.1.13 – CONTRACTOR hereby commits not to hire any child labor in any of the activities related to the implementation of this LETTER AGREEMENT, in compliance with subparagraph XXXIII of article 7 of the Constitution of the Republic, or employ labor in conditions analogous to slavery, as well as to require that such measure is adopted in all Contracts entered with input suppliers and/or service providers, under penalty of rescission of this LETTER AGREEMENT, without prejudice to the adoption of other appropriate measures..
3.1.13.1 – CONTRACTOR hereby commits to issue written declaration, whenever so required by PETROBRAS, to testify that CONTRACTOR has complied or is complying with the requirements prescribed in subsection. 3.1.13.
3.1.14 – CONTRACTOR shall, upon request, submit such supporting documentation attesting the due performance of CONTRACTOR’s payroll and related charges, social security contributions and FGTS deposits relating to CONTRACTOR’s employees.
3.1.15 – Submit, under penalty of withholding of Measurement Report – RM:
a) Certified copy of the GFIP – Collection and Social Security Information Form, complete referring to this LETTER AGREEMENT, together with the respective acknowledgment of submission thereof, in compliance with the legislation in force; Additionally, provide every half-year clearance or equivalent certificates related to the FGTS.
b) Certified copy of the Social Security Collection Form (GPS) paid with the same value indicated in the GFIP report. If payment of such collection form has been made via the Internet, only the payment receipt, accompanied by GPS, must be presented.
3.1.15.1 – Submission of such documents referred to in subsections above shall not be required when the measurement report -RM is issued for the first payment event if the deadline for payment of such monies owed to the Federal Revenue of Brazil (RFB) and FGTS is not past due, and such documents shall be delivered on the following measurement.
3.1.15 .2 – After the termination of this LETTER AGREEMENT, for the purpose of having the Term of Definitive Reception (TRD) signed, CONTRACTOR shall submit, within 60 (sixty) days, all such documents listed under indents “a” and “b”, referring to the last month of measurement, under penalty of applicable administrative sanctions.
3.1.16 – Undertake to pay any and all payroll taxes, social security charges, taxation and land duties arising from the implementation of the object of the contract, bearing all costs and expenses relating to such administrative, judicial and arbitration proceedings at any court or place of judgement, as they may be filed against PETROBRAS, taking, in court or elsewhere, all responsibility related to such obligations and safeguarding the interests of PETROBRAS, paying such guarantees as necessary for the relief thereof.
3.1.16.1 -The provisions of subsection 3.1.16 above shall not relieve CONTRACTOR from refunding PETROBRAS with respect to any value that is imputed into judgment, rendered in any lawsuit by the Judiciary, by the Arbitration Court or by other competent authorities, by way of payroll and related charges, social security contributions and FGTS deposits relating to CONTRACTOR employees. This amount shall be increased by all accessories, such as court costs, legal fees, extra-judicial costs, monetary correction and interest.
3.1.17 – Submit to the Inspection a copy of the Registration issued by the Commercial Registry or by the Civil Registry of Legal Entities in the case of a change to CONTRACTOR’s ownership structure .
3.1.18 – Provide full funding of a Private Health Care Plan for all CONTRACTOR’s employees directly connected to the provision of the services under this LETTER AGREEMENT, extended to their dependents, as provided for under this LETTER AGREEMENT.
3.1.18.1 – The employee may be requested to invest up to 25% (twenty-five percent) of the cost in such Health Plan in relation to such health care services list by ANS for the Patient Plan, provided that the value of such financial participation does not configure impediment of patient access to care.
3.1.18.2 – Such Private Health Care Plan must meet the following criteria:
a) Disclose the Provider and product (Health Plan) registration number with the National Health Care Agency – ANS;
b) Scheme or type of contract: Collective Corporate;
c) Servicing Model: Reference Plan with clinic and hospital care coverage including obstetrics and dental plan as defined in the legislation in force;

d) Coverage for such procedures related to occupational accidents and consequences thereof, as well as occupational and professional diseases;
e) Geographic Coverage: at Contractor discretion, ensuring minimum coverage at the site where the service is performed;
f) Extended to spouses or companions and children below 21 (twenty-one) years of age, provided that non-emancipated;
g) Not to require waiting period of any kind.
3.1.18.3 – CONTRACTOR shall disclose the benefit and the governing rules to all CONTRACTOR’s employees connected to this LETTER AGREEMENT.
3.1.18.4 – CONTRACTOR shall submit to the Inspection, upon request, proof of maintenance of such Health Plan, as described in the subsections of this section 3.1.18.
3.1.18.5 – CONTRACTOR shall adopt practices that promote the practice of social responsibility, avoiding intentional manipulation and significant impact on the percentage levels of marital status in the staff of hired employees, submitting, therefore, regarding such employees working under this LETTER AGREEMENT, an indication of such percentage, updated every 3 (three) months.
3.1.19 – CONTRACTOR shall not be allowed to employ, in performing the services object in this LETTER AGREEMENT, any administrator or partner with decision-making powers who is a spouse, companion or direct or collateral relative, either by consanguinity or affinity, up to the three times removed relative to any PETROBRAS employee who holds any position of trust: (i) authorizing the hiring; (ii) who signed the LETTER AGREEMENT; (iii) responsible for the demand; (iv) responsible for hiring;
(v) hierarchically immediately above the responsible for the demand; (vi) hierarchically immediately above the responsible for the contracting;
3.1.19.1 – Failure to comply with the obligation referred to above shall give rise to a fine or termination of the Agreement
3.1.20 – CONTRACTOR shall not be allowed to employ, in performing the services object in this LETTER AGREEMENT, under penalty of fine or agreement termination, any professional who is a spouse, companion or direct or collateral relative, either by consanguinity or affinity, up to the three times removed relative to any PETROBRAS employee who holds any position of trust: (i) authorizing the hiring; (ii) who signed the LETTER AGREEMENT; (iii) responsible for the demand; (iv) responsible for hiring;
(v) hierarchically immediately above the responsible for the demand; (vi) hierarchically immediately above the responsible for the contracting;

3.1.20.1 – Failure to comply with the obligation referred to above shall give rise to a fine or termination of the Agreement.
3.1. 21 – Comply with PETROBRAS Procedures, Policies, Guidelines and Standards for Information Security.
3.1.21.1 – Such PETROBRAS Procedures, Policies, Guidelines and Standards for Information Security are available on the Petronect Internet Portal at the electronic address www.petronect.com.br, for registered users holding password and key.
3.1.21.2 – Give proper treatment to any information directly or indirectly received or generated by reason of this LETTER AGREEMENT, in accordance with the degree of confidentiality established by PETROBRAS.
3.1.21.3 – Keep Contractor’s workforce updated regarding such PETROBRAS Procedures, Policies, Guidelines and Standards for the Information Security.
3.1.21.4 – Immediately notify PETROBRAS about any potential breach of rule relating to the Security of PETROBRAS Information, keeping PETROBRAS updated about the response to the incident.
3.1.21.5 – For purposes of Information Security, CONTRACTOR binds Contractor’s managers, employees, representatives in any capacity, successors and commissioners, as well as any third parties hired by Contractor.
3.1.21.6 – Allow PETROBRAS to inspect the practices adopted by CONTRACTOR in relation to Information Security.
3.1.22 – Do not make use of the name PETROBRAS, PETROBRAS brand, the phrase “providing service to PETROBRAS” or any similar phrases, particularly on uniforms, vehicles, tools and equipment, whether owned or not by CONTRACTOR, except when previously and expressly authorized in writing by PETROBRAS.
3.1.23 – Regarding operations, activities and services provided under this LETTER AGREEMENT, CONTRACTOR:
3.1.22.1 – Declares that CONTRACTOR did not make, did not offered nor authorized, either directly or indirectly, and undertakes not to make, offer or authorize, either directly or indirectly, any payment, gift, entertainment, travel, promise or any other advantage for direct or indirect use or benefit, to any authority or official, as defined under Article 327, main section, § § 1 and 2, of the Brazilian Criminal Code, any individual or entity, either domestic or foreign, belonging or not belonging to any national or foreign public administration, or related to them, including political party, a member of a political party, elected office seeker, whenever such payment, offer or promise of gift, entertainment or travel, or any other advantage, constitute an unlawful provided under the Brazilian legislation, the Foreign Corrupt Practices Act of 1977 – FCPA or UK Bribery Act 2010 – UKBA.
3.1.23.2 – Immediately report to PETROBRAS about the commencement and the progress of any investigation or administrative or judicial proceeding to investigate the practice of such unlawful acts described in subsection 3.1.24.1, attributed to CONTRACTOR or CONTRACTOR’s subsidiaries, parent companies and companies under common control, their respective officers, agents, employees, representatives and contracted third-parties, related to operations, activities and services under this LETTER AGREEMENT.
3.1.23.3 – Declares that CONTRACTOR has notified CONTRACTOR’s officers, agents, representatives, employees and contracted third-parties, as well as CONTRACTOR’s subsidiaries, parent companies and companies under common control, about CONTRACTOR’s commitment to the provisions of this clause, and that CONTRACTOR has taken steps to ensure that they undertake not to practice any behaviors or omissions that may result in liability to PETROBRAS.
3.1.23.4 – CONTRACTOR shall be responsible for such acts practiced in violation of the provisions of this clause, by CONTRACTOR and CONTRACTOR’s subsidiaries, parent companies and companies under common control, their respective officers, agents, employees, agents and contracted third-parties, with regard to the operations, activities and services under this LETTER AGREEMENT.
3.1.23.5 – CONTRACTOR shall provide all relevant declarations, whenever so requested by PETROBRAS, that CONTRACTOR has complied with the provisions of this clause.
3.1.23.6 – CONTRACTOR declares that CONTRACTOR is aware of and agrees with the provisions contained in Petrobras System Code of Ethics, in Petrobras’ Guide of Conduct and in Petrobras’ Social Responsibility Policy, available at http://www.petrobras.com.br/pt/.
4. MEASUREMENT
4.1 – PETROBRAS shall execute the measurement of all services and shall collect all results in the Measurement Report (RM) which shall be signed by both parties and delivered to CONTRACTOR up to the 1st (first) business day of the month following the measurement, for purposes of invoice submission.
4.1.1 – The performance period to be considered for the services is from the 26th (twenty-sixth) of the preceding month until the 25th (twenty-fifth) of the accrual month.
4.1.2 – The MR pertaining to the latest measurement shall be retained until CONTRACTOR has submitted to PETROBRAS the proof of payment of any severance pay for dismissed employees and a formal declaration of continuity of remaining work contracts.
5. INSPECTION
5.1 – The Inspection shall be performed by a PETROBRAS agent, who shall be in charge of monitoring compliance with CONTRACTOR obligations in order to ensure that the services is implemented in compliance with the provisions of this LETTER AGREEMENT and Exhibits thereof:
5.2 – Any action by or omission of, in whole or in part, PETROBRAS Inspection shall not relieve CONTRACTOR of full responsibility for the performance of the service contracted hereunder.
5.3 – When the terms of this LETTER AGREEMENT are complied with, PETROBRAS inspection action will not imply any abuse of rights.
6. TAXATION
6.1 – Taxes of any nature arising as a direct result of this LETTER AGREEMENT or implementation thereof shall be the sole responsibility of the taxpayer as defined in the tax regulation, without reimbursement.
6.1.1 – Such taxes due as a direct result of this LETTER AGREEMENT shall not include those taxes whose economic burden is to be borne by CONTRACTOR, such as: IRPJ, CSLL, IOF, social security contributions on payroll, among others.
6.1.2 – CONTRACTOR hereby declares to have taken into account for the submission of a proposal all taxes incurred relatively to the performance of the service, and no price revision claims can be filed based on errors in this calculation resulting in payments due to the competent authority.
6.1.3 – CONTRACTOR hereby commits to reduce the contract price by virtue of any undue increase in such values corresponding to taxes of any kind, failure to use any tax benefits, failure to make the deductions or non-use of credits allowed by law, with the consequent restitution or compensation to PETROBRAS of any such amounts paid to CONTRACTOR, adjusted exclusively based on SELIC Rate, considering the period between the day of payment made to CONTRACTOR and the day prior to the refund or compensation as referred to in this Clause.
6.2 – PETROBRAS, as the tax withholding agent, shall withhold and pay, within the time frames stipulated under the Law, all taxes that is required by the legislation in force, and CONTRACTOR shall not be entitled to any adjustment to the tax calculation base nor to any such review referred to in section 6.3.
6.2.1 – CONTRACTOR shall provide all necessary documents for any potential reduction or elimination of withholding to be made by PETROBRAS, without prior notification or notice.
6.3 – If during the validity of the LETTER AGREEMENT new taxes are created, rates are changed and/or change to the basis of calculation occurs, or there is the abolition of existing taxes, the creation of tax incentives of any kind and/or exemption or reduction of taxes, which effectively increases or decreases directly the burden of CONTRACTOR, the price shall be revised in proportion to such increase or reduction, and such difference resulting from such amendments thereto shall be offset in the earliest opportunity.
6.3.1 – Such revision provided for in section 6.3 effected to top up the contract price, shall only occur if the increased tax burden is not due to a CONTRACTOR’s decision, such as the modification of the facility performing the services, adherence to simplified taxation system, among others, or due to mere economic circumstance, such as the classification in a higher level of taxation due to revenue growth, existing at the time when the proposal was submitted.
6.3.2 – CONTRACTOR shall provide all necessary documents to avoid such burdens arising from the joint liability of PETROBRAS, as provided by law, including those related to subcontractors, without prior notification or notice, or under penalty of application of offsetting, at the earliest opportunity, such tax amount to which such joint liability is applied, as provided for in the legislation.
6.4 – The contract price shall be adjusted immediately in order to purge the value of such undue tax, where any taxes composing the taxation base is no longer due, in whole or in part, due to: (i) declaratory act issued by the Attorney General of the National Treasury, approved by the State Minister of Finance, authorizing the forfeit to file an appeal or the waiver of any appeal filed by the Union; (ii) binding precedent; (iii) final decision of the Supreme Court, by way of Direct Action of Unconstitutionality (ADI) or Declaratory Action of Constitutionality (ADC); (iv) suspension of the rule by the Senate; or (v) eligibility or classification for a tax incentive scheme.
7. CONFIDENTIALITY

7.1 – CONTRACTOR hereby commits, for a period of twenty (20) years, to keep confidential all information or confidential data disclosed to Contractor or to which Contractor has access in virtue of the implementation of the object of the contract, except in such cases described under subsection 7.1.2.
7.1.1 – Confidential information shall include all stored information or data to which CONTRACTOR has access, and also those transmitted orally, in writing or electronically, in virtue of the implementation of this LETTER AGREEMENT.
7.1.2 – Such time frame provided for under section 7.1 shall not apply to such information and data relating to business secrets (know-how, trade secret), to commercial strategy and to whatever represents a competitive advantage for PETROBRAS, which shall be kept confidential by CONTRACTOR for an indefinite time, unless otherwise authorized by PETROBRAS.
7.1.3 – CONTRACTOR, for purposes of confidentiality, shall bind Contractor’s managers, employees, representatives in any capacity, successors and commissioners.
7.1.4 – Any information obtained by CONTRACTOR during the performance of the contract in the premises of PETROBRAS or originating therefrom, even when not directly related to the object of this LETTER AGREEMENT, shall be kept confidential as per the conditions and deadlines under this Clause.
7.2 – Failure to comply with the obligation of confidentiality by disclosing such confidential information and data or by facilitating the disclose thereof shall imply:
a) in contract rescission if during LETTER AGREEMENT validity;
b) in any event, liability for damages and loss, in which case, no value limitation shall apply, if any is provided for under Section 9 – LIABILITIES OF THE PARTIES;
c) adoption of legal measures pursuant to Law No. 9,279/96 and applicable legislation.
d) application of compensatory fine amounting to 10% (ten percent) of contract value, regardless of the compensation provided for under indent “b” of this contract section, if during LETTER AGREEMENT validity.
7.2.1 – CONTRACTOR failure to comply with the obligation of confidentiality under this section shall imply in serious irregularity for the purpose of registration status, participation in bidding and potential contracting.
7.3 – Exception to the obligation of confidentiality shall only include the following cases:
a) information provenly known prior to contracting negotiations, either directly or through the bidding process;
b) express previous consent of the information’s owner, upon authorization issued by the highest rank responsible for the LETTER AGREEMENT, regarding the release of such confidentiality obligation;
c) the information was provenly known from another source, in a legal and legitimate way, regardless of this LETTER AGREEMENT;
d) court and/or administration order to disclose the information, provided that the owner of the information is immediately notified, prior to disclosure, and legal secrecy is required in its legal and/or administrative treatment.
7.4 – All disclosure of any information or data related to this LETTER AGREEMENT shall require prior authorization of PETROBRAS, exception for the mere notice of the existence thereof.
8. ACCEPTANCE OF SERVICES
8.1 – The final acceptance of the services provided shall be made upon completion thereof and after the contracting parties have signed the Term of Definitive Reception (TRD).
8.1.1 – Prior to signing such Term of Definitive Reception, CONTRACTOR shall comply with all requirements from Inspection related to any pending issues without any charge to PETROBRAS.
8.1.2 – At PETROBRAS sole discretion, Terms of Temporary Reception may be drafted and signed by the contracting parties, whenever either the whole or a well defined portion of the services has be completed, and after the corresponding measurement has already been completed.
8.1.3 – Such services registered in the measurement document shall be regarded as provisionally accepted for the purpose of partial payment.
8.1.4 – Signing such Term of Definitive Reception (TRD) shall not exempt CONTRACTOR from any liabilities under the legislation in force and under this LETTER AGREEMENT, and shall not exclude any legal warranties and contract bonds, which may be pleaded by PETROBRÁS.

9. LIABILITIES OF THE PARTIES’s liability limit.
9.2.3 – Each party shall have the right of recourse guaranteed, as provided by law, so as to reimburse themselves for any amounts paid to third parties by virtue of final and unappealable court decision, when said payments are contract obligations of the other party, to the limits set up above.
9.2.3.1 -Abiding by the limit set out in subsection 9.2.1, such right to recourse shall include that which the third party effectively comes to obtaining in court, plus all accessories, such as court costs and attorney fees.
9.3 – Such limits laid down in this clause shall not apply to such direct damages referred to in sections 9.1 and 9.2 in such cases listed below:
9.3.1– Fraudulent intent by any of the parties in the implementation of the object of the contract, causing damage to the other party or to third parties, abiding by the provisions of Articles 927 and 932, paragraph III of the Civil Code;
9.3.2 – Noncompliance with environmental, tax, labor and social security legislation.
9.4 – For the purposes of this clause only, adjusted contract value shall mean the initial LETTER AGREEMENT value plus such adjustments and riders thereof.
10. RESCISSION
10.1 – PETROBRAS may rescind this LETTER AGREEMENT, and CONTRACTOR shall have no right to any compensation or retention of services, in the following cases:
10.1.1 – Non-compliance or irregular compliance with contract clauses, specifications, designs or deadlines.
10.1.2 – Delay in fulfilling any obligations assumed, leading PETROBRAS to assume the impossibility of completion on schedule.
10.1.3 – Unjustified delay to start the service.
10.1.4 – Discontinuation of service without cause and prior notice to PETROBRAS.
10.1.5 – Assignment or subcontracting of all or part of LETTER AGREEMENT object, without prior written consent by PETROBRAS.
10.1.6 – Assignment or pledge of any credits under this LETTER AGREEMENT, in whole or in part, without prior written consent by PETROBRAS.
10.1.7 – Association, merger, spin-off or takeover of CONTRACTOR without prior notification to PETROBRAS.
10.1.8 – Failure to comply with regular determinations of PETROBRAS agent designated to monitor and inspect the performance, as well as the determinations from higher rank
10.1.9 – Repeated default in the implementation of the LETTER AGREEMENT, recorded in appropriate log book, provided that the limit set forth under the LETTER AGREEMENT is reached for the sum of the amounts of fines applied.
10.1.10 – CONTRACTOR’s declaration of bankruptcy, dissolution of society, social change, or modification of purpose or structure of the company which, at PETROBRAS discretion, impairs the performance of the work or service.
10.1.11 – Failure to provide sufficient security to ensure the compliance with contract obligations, at the discretion of PETROBRAS, in such event of approval of judicial recovery plan.
10.1.12 – Service discontinuation determined by competent authorities, motivated by the CONTRACTOR, and CONTRACTOR shall be liable for any increase in associated costs and for any losses and damages caused to PETROBRAS as a consequence thereof.
10.1.13 – CONTRACTOR’s failure to provide attestation of due performance of payroll obligations, including social security contributions and FGTS deposits, relating to Contractor’s employees whenever so requested by Inspection, subject to the relevant fine.
10.2 -If there is cause for rescission, PETROBRAS shall be immediately and exclusively invested in the possession of such services performed, and shall hand over such services to a third-party as deemed appropriate, regardless of any judicial authorization and without any consultation or interference from CONTRACTOR, who shall be liable under legal and contractual basis for such violation or inadequate performance that gave rise to such rescission.
10.2.1 – In such case provided for under section 10.2, a CONTRACTOR hereby commits to remedy any losses and damages arising from rescission, including whatever PETROBRAS is required to pay beyond contract value in order to have the remainder of the object completed, abiding by the provisions of CLAUSE NINE LIABILITIES OF THE PARTIES.
10.2.2 – Upon rescission of the LETTER AGREEMENT, PETROBRAS, at its own discretion, shall have a right to contract with third-parties the performance of services object of this LETTER AGREEMENT, regardless of authorization by CONTRACTOR.
10.3 – The rescission shall entail withholding of such credits resulting from the LETTER AGREEMENT, up to the limit of such damages caused to PETROBRAS.
10.4 – Without any detriment to any penalties provided for under this LETTER AGREEMENT, PETROBRAS may discontinue the implementation – until CONTRACTOR fully complies with such breached contract condition – performs or has such infringed contract obligation performed by a third party, at the expense of CONTRACTOR, providing a notification of such decision.
10.5 – CONTRACTOR shall have a right to rescind the LETTER AGREEMENT in the event of:
10.5.1 – Discontinuation of performance thereof by a written order issued by PETROBRAS for a period exceeding one hundred and twenty days, except in such cases of state of calamity, serious disturbance of internal order or war.
10.5.2 – Delay exceeding ninety (90) days to effect such payments due by PETROBRAS, except in case of state of calamity, serious disturbance of internal order or war
10.5.3 – PETROBRAS failure to release the area, site or equipment required to perform the service under contract conditions and deadlines.
10.6 – In any event of contract rescission, CONTRACTOR shall be paid any such amounts due and unpaid by PETROBRAS, for such services performed or under way on the effective rescission date, if there is no need to apply any discount or retention under the LETTER AGREEMENT.

11.
ASSIGNMENT OR SUBCONTRACTING
11.1 – CONTRACTOR may only assign, in whole or in part, or subcontract, with prior written authorization by PETROBRAS, which shall not exempt CONTRACTOR from any of responsibilities hereunder.
12.
REPRESENTATIONS OF THE PARTIES
12.1 – The parties hereto represent that the Parties are exercising their freedom to contract, subject to the provisions of public policy and the principle of the social function of this LETTER AGREEMENT, which also meets the principles of cost-effectiveness, reasonableness, probity and good faith, without implying, in any case, abuse of rights, in any way whatsoever.
13.
RESULTS OWNERSHIP AND COPYRIGHT
13.1 – PETROBRAS shall be the sole and exclusive owner of the outcomes from the implementation of this LETTER AGREEMENT, whether such outcomes are or not subject to legal protection through IPR.
13.1.1 – CONTRACTOR, for the purposes of the provisions of the previous paragraph, hereby commits to maintain confidentiality for the period required to obtain legal protection (privilege).
13.1.2 – PETROBRAS shall have guaranteed the right of appropriation of property rights and such related rights, including use and economic exploitation on the outcomes arising from the implementation of the object of the contract implying in copyright, provided that credit is given to the author. Should such outcomes imply in the development of IT asset, PETROBRAS shall appropriate the copyright on such asset, provided that credit is given to the author.
13.1.3 – CONTRACTOR hereby commits to obtain prior written consent from the author of the work employed, by any means, such as partial or full reproduction, editing, translation and adaptation, in any medium, as well as the transfer of copyright to PETROBRAS, under Law No. 9,610/98, over a time frame of twenty years and without country limitation.
13.1.4 – CONTRACTOR hereby commits to give credit to the author and bear all burden resulting from the use of the work.
13.2 – PETROBRAS Inspection may at any time require CONTRACTOR to submit such authorizations, assignments, licenses, concessions, contracts and proof of payment for the use of the work to the author or successors thereof.
PRICE SCHEDULE
EXHIBIT 2

CONTRACTOR: UHY MOREIRA -AUDITORES
ICJ No. 5850.0104232.17.3
Item Service Description Unit Quantity Unit Prices (R$) Total (R$)
01 Preparation of evaluation report on the net worth of Company Downstream Participações Ltda. to be incorporated by PETROBRAS UN 1 20,000.00 20,000.00
02 Preparation of evaluation report on the net worth of Company Petrobras Negócios Eletrônicos S.A to be incorporated by PETROBRAS UN 1 20,000.00 20,000.00
03 English version of the two valuation reports in four counterparts for each report UN 2 2,000.00 4,000.00
04 Spanish version of the two valuation reports in four counterparts for each report UN 2 2,000.00 4,000.00
Total (R$): 48,000.00
PETRÓLEO BRASILEIRO S.A. UHY MOREIRA -AUDITORES
Marcos Antonio Zacarias Paulo Fernando Falkenhoff Moreira Companies and Benefits Financial Partner – Managing Officer Management General Manager
WITNESSES
Name: Name:
CPF: CPF:

SPECIFICATION OF SERVICES’s facilities, albeit Contractor’s employees may occasionally go to Contracting Party’s headquarters for the purpose of attending meetings and for the certification of data.
EXHIBIT 3
-Description of services:
Services for the preparation of two (2) valuation reports on net book assets in Portuguese, one report for Downstream Participações Ltda. and another report for the Company Petrobras Negócios Eletrônicos S.A. -e-Petro, with a view to the incorporation of such companies by Petrobras, in 4 (four) counterparts in Spanish and 4 (fourth) counterparts in English for each report, in compliance with the legislation and normative instructions in force for the preparation of such reports.
-Deadline for Report preparation:
The service for the preparation of such reports shall be started after a request by email sent by the contracting party regarding each report. The deadline for completion of each report shall 15 (fifteen) business days after such request.
-Place of Service implementation
The service referred to in the object of the LETTER AGREEMENT and in this Exhibit 03 shall be provided within Contractor’s facilities, albeit Contractor’s employees may occasionally go to Contracting Party’s headquarters for the purpose of attending meetings and for the certification of data.

MEASUREMENT CRITERIA
EXHIBIT 4
Measurement by Petrobras of such services object of this agreement, as detailed in exhibit 3 -Specification of Services, shall be done for each valuation report and respective versions, upon delivery by contractor, abiding by such procedures set forth in Exhibit 1, section 4 -Measurement.
Payment shall be made per valuation report in Portuguese and respective versions in English and Spanish delivered to and approved by Petrobras, abiding by such procedures set forth in Exhibit 1, section 2 -Conditions of Payment.

INSTRUCTIONS FOR USING PETROBRAS FACILITIES
EXHIBIT 5
HSE Exhibit – Standard PP-0V3-00011 CONTRACT # / Technical Specification
ISSUING DEPT.: SMS/ICEA/IAC: 030_2017 QUADRANT I
THE INFORMATION IN THIS EXHIBIT 5 IS PETROBRAS PROPERTY AND MAY NOT BE USED FOR PURPOSES OTHER THAN THOSE SPECIFICALLY INDICATED HEREIN. Administrator: SMS/ICEA/IAC March / 2017 – version 1
1. PURPOSES
The purpose of this technical specification is to prevent potential deviations, incidents and/or accidents, for the protection of people, as well as impacts on the environment, equipment and PETROBRAS facilities, CONTRACTOR’s facilities, and communities surrounding PETROBRAS area of influence.
This HSE Exhibit is intended to become part of the service contract for: Services for the preparation of valuation reports on equity for companies: Downstream Participações Ltda. and for Petrobras Negócios Eletrônicos S.A. E-Petro.
2. REFERENCE AND/OR ADDITIONAL DOCUMENTS
2.1 -In addition to the requirements described in this document, CONTRACTOR shall, where applicable, comply with the following documents:
•
Federal Constitution in all aspects referring to Safety, Environment and Occupational Health;
•
Laws, Decrees, Ordinances, Normative Instructions and Resolutions at the federal, state and municipal levels;
•
Ordinance No. 3214 of 06/08/1978 issued by the Ministry of Labor and Employment (MTE) and Regulatory Standards (NR) thereof;
•
PETROBRAS Policies, Procedures and HSE Standards applicable;
•
Relevant standards issued by the Brazilian Association of Technical Standards (ABNT);
•
PP-0V3-00011 – HSE Requirements in Service Contracting Processes;
•
PP-0V3-00031 – HSE Anomalies Identification and Treatment;
•
PP-0V3-00016 – Emergency and Accident Notification;

2.2 - It is incumbent on CONTRACTOR to comply with such legal requirements as applicable to contractor’s activities, even those not included in this Exhibit.
2.3 - No statements by CONTRACTOR claiming to be unaware of laws, rules, regulations and HSE procedures in force at PETROBRAS and pertinent to the agreement will be accepted.
3. CORPORATE REQUIREMENTS
3.1 -SURVEY OF ISSUES & HAZARDS AND IMPACTS & RISKS ASSESSMENT
CONTRACTOR must be aware of such issues and hazards, impacts and risks of the activities related to the scope of the agreement.
3.2 -LEGAL COMPLIANCE
CONTRACTOR shall comply with such HSE legal requirements that are applicable to contractor’s activity.
3.3 -GOALS AND OBJECTIVES
CONTRACTOR shall have as a goal to do away with any occurrence of accidents and/or occupational diseases in the performance of the activities related to the scope of the agreement.
3.4 -TRAINING AND AWARENESS
3.4.1 -CONTRACTOR shall provide contractor’s employees and subcontractors with the information necessary for them to be aware of any existing risks and the procedures in place for implementing their activities and at PETROBRAS facilities where such activities are to be performed, especially with regard to emergency situations. Such information must be provided BEFORE commencing the activities so as to avoid problems with access to the units and consequent discontinuity of works.
3.4.2 – CONTRACTOR shall provide contractor’s employees with such HSE training required under the legislation and related to the performance of the contracted service and, when requested, submit such supporting documents to the Inspection.
3.4.3 – CONTRACTOR’s workforce shall attend all training provided by Petrobras whenever called to.
3.5 -ENGAGEMENT AND COMMUNICATION
CONTRACTOR, whenever feasible, shall attend such Safety, Environment and Health Toolbox Talks held at the site where the activity is being performed.
3.6 -TREATMENT OF OCCUPATIONAL ACCIDENTS AND INCIDENTS
In case of any accident resulting in injured employee, CONTRACTOR shall immediately stop the service, isolate the area and the equipment until the

Inspection releases the site and, if possible, photograph the location as well as the part of the body injured.
3.6.1 – CONTRACTOR shall forward to PETROBRAS Inspection, within 48 hours (forty-eight hours), a copy of the CAT -Communication of Occupational Accident, whenever any accident occurs with injured individuals, with or without days away from work, involving Contractor’s or subcontractor’s employee;
3.6.2 – When so requested by PETROBRAS, CONTRACTOR shall set up an investigation committee to investigate the accident, whether with or without injured individuals, with or without days away from work, and forward a report with the results of such investigation and an action plan to implement any corrective measures not later than 5 (five) working days after the accident to Contract Inspection ;
3.6.3 – In the event of a fatal accident involving Contractor’s or subcontractor’s employee, CONTRACTOR, jointly with Contract Inspection, shall ensure compliance with standard PP-0V3-00031 -Treatment of HSE Anomalies.
3.6.4 – CONTRACTOR shall immediately notify all accidents to Contract Inspection and the local HSE department.
3.6.5 – The results of any outsourced investigations and follow-up actions shall be documented and shared within the scope of CONTRACTOR and SUBCONTRACTORS.
3.6.6 – CONTRACTOR shall provide the injured individual with all necessary treatment during throughout process, until the individual can resume their normal activities and shall provide all information and documentation requested by Contract Inspection regarding both the accident and the injured individual.
3.6.7 – CONTRACTOR shall participate, whenever requested, in the investigation of the accident carried out by the PETROBRAS Accident Investigation Committee.
3.6.8 – CONTRACTOR shall adopt such recommendations set forth in the PETROBRAS HSE Anomaly Investigation Report.
3.7 HSE MANAGEMENT SYSTEM INSPECTIONS & AUDITS
CONTRACTOR shall provide all necessary information during the HSE inspections and audits conducted by Petrobras.
3.8 -REVIEW
Whenever requested, CONTRACTOR shall submit the results of the HSE Management Review conducted by the Senior Management pertinent to the scope of this contract, as set forth in the Management System.
3.9 -ENVIRONMENT

CONTRACTOR shall be aware of and participate in Petrobras’ environmental programs, whenever requested.
3.10 -HSE RESULTS
CONTRACTOR shall achieve the goals for the indicators as set up in the contract.
3.11 -SUBCONTRACTING
3.11.1 -CONTRACTOR shall require all SUBCONTRACTORS to comply with all HSE requirements described in this Exhibit, and shall, thereby, become jointly accountable for any non-compliance;
3.11.2 -In the case of international subcontracts, if applicable, such HSE requirements set forth by the legislation of the country where the work is to be implemented must be complied with.
3.1.3 -CONTRACTOR is hereby accountable for all acts of Contractor’s employees and subcontractors’, as well as for such civil and criminal consequences arising from any failure to comply with any HSE Laws, Rules and Regulations in force in the country..
4. COMPLEMENTARY PROVISIONS
4.1 -PETROBRAS reserves the right to make further HSE related requirements whenever deemed necessary for the protection of personnel, equipment and communities affected by the implementation of the Contract.
4.2 -PETROBRAS may conduct HSE verification and compliance inspections at any time within CONTRACTOR’s work areas. The report of such inspections shall provide the basis for a corrective and preventive action plan negotiated with CONTRACTOR, and progress of such action plan shall be monitored and result reported to Contract Inspection.
4.3 -CONTRACTOR, upon execution of this Contract with PETROBRAS, becomes bound to fully comply with such requirements herein and as set down in all HSE related Procedures and Regulations in place at PETROBRAS, thereby facilitating extensive and complete Inspection within CONTRACTOR facilities and services by PETROBRAS agents.

PETROBRAS

CONTRACTOR PROPOSAL
EXHIBIT 6

UHY Moreira
Auditoria | Consultoria | Outsourcing

Rio de Janeiro (RJ), 24 de maio de 2017.

À
PETRÓLEO BRASILEIRO S.A. - PETROBRAS

REF.: CARTA-CONTRATO, Nº COTAÇÃO 2065997.17.8

Prezados Senhores,

UHY MOREIRA - AUDITORES, inscrita no CNPJ sob o nº 01.489.065/0001-05, sediada a Rua Pirapó, nº 569, bairro: Igara, Canoas/RS, CEP: 92410-240, inscrição Municipal nº 6874189, por intermédio de seu representante legal infra-assinado, vem por meio desta, apresentar Proposta Comercial, para execução dos seguintes serviços:

1. OBJETO

Serviços de elaboração de 2 (dois) laudos de avaliação de acervo líquido contábil em português, um laudo para a Empresa Downstream Participações Ltda. e outro laudo para a Empresa Petrobras Negócios Eletrônicos S.A. - ePetro, Objetivando a incorporação das mesmas na Petrobras, com versões em 4 (quatro) vias em espanhol e 4 (quarto) vias em inglês, para cada laudo, de acordo com a legislação e instruções normativas vigentes para a emissão dos mesmos.

2. PRAZO PARA A ELABORAÇÃO DO LAUDO

O serviço para a emissão dos laudos, sera iniciado após a demanda por e-mail pela contratante de cada laudo, sendo o prazo para a conclusão da elaboração de cada laudo de 15 (quinze) dias úteis após a demanda.

3. LOCAL DE EXECUÇÃO DO SERVIÇO

O serviço mencionado no objeto da CARTA-CONTRATO e no anexo 03, será realizado nas dependências da contratada, não obstante, eventuais vindas de seus empregados a sede da Contratante, com o propósito de reuniões e para certificação de informações.

4. VALOR

O valor global para total realização dos trabalhos é de R$ 48.000,00 (quarenta e oito mil reais), fixos e irreajustáveis.

An independent member of Urbach Hacker Young International Limited, an international network of independent accounting and consulting firms.

A UHY Moreira Auditores é membro da Urbach Hacker Young Limited, uma associação internacional de auditoria e consultoria de firmas independentes.

Page 27 of 29

5. VALIDADE
6.DADOS BANCÁrios
7. DADOS DO REPRESENTANTE PARA ASSUNTOS REFERENTES A PROPOSTA

PLANILHA DE PREÇOS
CONTRATADA: UHY MOREIRA - AUDITORES
COTAÇÃO DE PREÇO: 2065997.17.8
Item
Descrição do serviço
Unid.
Quant.
Preços Unitários (R$)
Totais

(R$)

01
Elaboração de laudo de avaliação contábil do patrimônio lĺquido da Empresa Downstream Participações Ltda. a ser incorporada pela PETROBRAS.
UN
1

R$ 20.000,00

R$ 20.000,00
02
Elaboração de laudo de avaliação contábil do patrimônio lĺquido da Empresa Petrobras Negócios eletrônicos S.A. a ser incorporada pela PETROBRAS.
UN
1

Rĺ 20.000,00

R$ 20.000,00
03
Versão para inglês dos dois laudos de avaliação em 4 (quatro) vias para cada laudo.
UN
2

R$ 2.000,00

R$ 4.000,00
04
Versão para espanhol dos dois laudos de avaliação em 4 (quatro) vias para cada laudo.
UN
2

R$ 2.000,00

R$ 4.000,00
Total (R$)
R$ 48.000,00
Rio de Janeiro (RJ), 24 de maio de 2017.

PETRÓLEO BRASILEIRO S.A. -PETROBRAS
OPINION OF THE FISCAL COUNCIL OF PETROBRAS
The Fiscal Council of Petróleo Brasileiro S.A. -PETROBRAS, in duties of its legal and statutory functions, at a meeting held on this date, appreciated the decisions of the Company’s Board of Directors (taken at Meeting C.A. of 09.27.2017), in order to submit to the appreciation of the General Shareholding Meeting Extraordinary -AGE -the Incorporation of the Company DOWNSTREAM PARTICIPAÇÕES LTDA by PETROBRAS.
Based on the contents of the documents that were sent to this Collegiate, and also on the Valuation Report issued on September 15, 2010 by UHy Moreira Audit, taking the information included in the Balance Sheet of DOWNSTREAM PARTICIPAÇÕES LTDA., on the base date of 08.31. 2017 and in the Protocol of Merger, in accordance with the provisions of Articles 224 and 225 of Law 6,404/76, the Fiscal Council understands that the formalities applicable to the case have been observed, and the documentation is in order to be submitted for discussion and voting at the Extraordinary Shareholders’ Meeting of PETROBRAS. However, we emphasize the need for prior manifestation of the Secretariat of Coordination and Governance of State Enterprises -SEST, in the form of art. 41, item VI, letter “b” of Decree No. 9,035, dated April 20, 2017, for deliberation of the matter at the General Shareholders’ Meeting.
Marisete Fátima Dadald Pereira President
Adriano Pereira de Paula Eduardo Cesar Pasa Counselor Counselor
Reginaldo Ferreira Alexandre Counselor

INFORMATION RELATED TO THE INCORPORATION OF
DOWNSTREAM PARTICIPAÇÕES LTDA.
as INCORPORATED, by
PETRÓLEO BRASILEIRO S.A. – PETROBRAS
as INCORPORATOR
(According to Exhibit 20-A of CVM Instruction 481, of December 17, 2009)
Rio de Janeiro, October 03rd , 2017

1. Protocol and justification of the operation, pursuant to articles 224 and 225 of Law 6404, dated December 15, 1976 (“Brazilian Corporation Law”).
Protocol and Justification of Incorporation of DOWNSTREAM PARTICIPAÇÕES LTDA. (“INCORPORATED”) by PETRÓLEO BRASILEIRO
S.A. – PETROBRAS (“INCORPORATOR”), hereinafter collectively referred to as “PARTIES”, or any of them, individually, as “PARTY”, is set out in Exhibit I Protocol and Justification of the Merger.
2. Other agreements, contracts and pre-contracts to regulate the exercise of voting rights or the transfer of shares issued by companies subsisting or resulting from the transaction, filed at the company’s headquarters or of which the company’s controlling shareholder is a party.
There are no agreements, contracts or pre-contracts to regulate the exercise of voting rights or the transfer of shares issued by the INCORPORATOR, filed at its headquarters or of which its controlling shareholder is a party.
3. Description of operation, including:
(a) Terms and conditions
The incorporation of DOWNSTREAM PARTICIPAÇÕES LTDA by PETRÓLEO BRASILEIRO S.A. – PETROBRAS (“Incorporation”) aims to rationalize costs through the consolidation of its activities, keeping in mind that the maintenance of several administrative structures leads to an increase in its operating costs, while at the same time implying the loss of relevant synergies in the address of the subjects of interest.

The Incorporation will bring advantages to both PARTIES and their shareholders, providing greater administrative effectiveness, reducing operating costs and more efficiently managing the assets involved.
The appraisal of the equity of the INCORPORATED, for the purposes of the respective accounting entries in the INCORPORATOR, was carried out at book value, based on the elements included in the Balance Sheet, by the specialized company UHY MOREIRA -AUDITORES (“Appraiser”), on 08/31/2017 (“Base Date”), as determined in the Valuation Report included in Exhibit II -Valuation Report.
Pursuant to the Valuation Report prepared by the Appraiser, the book value of the INCORPORATED’s equity on the Base Date corresponds to six billion, three hundred and forty-one million, five hundred and twelve thousand, four hundred and seventy-six reais and ninety-one cents (BRL 6,341,512,476.91).
Considering the INCORPORATOR holds 100% (one hundred percent) of the shares representing the capital stock of the INCORPORATED, the Incorporation will not imply any change to the capital of the INCORPORATOR, insofar as its financial statements already consolidate the accounting records of the INCORPORATED.
The replacement of the INCORPORATOR’s investments in the INCORPORATED by the assets and liabilities contained in the INCORPORATED’s Balance Sheet shall not imply a change in the equity and capital of the INCORPORATOR, nor the issuance of new shares or any modification to the voting rights, dividends or any other political or patrimonial rights conferred to the present shareholders of the INCORPORATOR.
The balances of the INCORPORATED’s creditor and debtor accounts will be transferred to the INCORPORATOR’s accounting records, making the necessary adjustments.

The assets, rights and obligations of the INCORPORATED, which make up the shareholders’ equity to be transferred to the INCORPORATOR, are those detailed in the Valuation Report, at book value.
The approval of the Incorporation will entail the extinction of the INCORPORATED, for all legal purposes, so the INCORPORATOR will succeed the INCORPORATED universally in all its rights and obligations, pursuant to Article 227 of Law 6.404/76.
(b) Obligations to indemnify: (i) the managers of any of the companies involved; and (ii) if the transaction does not materialize
There are no obligations to indemnify as a result of the Incorporation.
(c) Comparative table of the rights, advantages and restrictions of the quotas and shares of the companies involved or resulting, before and after the operation
There will be no changes in the rights, advantages and restrictions of the INCORPORATOR’s shares as a result of the Incorporation.
(d) Possible need for approval by debenture holders or other creditors
There is no need to approve the Incorporation by creditors of the PARTIES.
(e) Active and passive elements that will form each part of the equity, in the event of a spin-off
Not applicable.
(f) Intention of companies resulting from obtaining registration of an issuer of securities
Not applicable.

4. Plans for carrying out social business, especially regarding specific corporate events that are intended to be promoted.
There are no specific corporate events to be promoted after the Incorporation.
5. Analysis of the following aspects of the operation:
(a) Description of key expected benefits, including: (i) synergies, (ii) tax benefits, and (iii) strategic advantages.
The Incorporation will bring considerable administrative, economic and financial benefits to the PARTIES and their shareholders, insofar as:
(i) the operational integration of the PARTIES will allow a better use of existing synergies, rationalization of costs, through the consolidation of its activities, and is therefore, beneficial to the social interests of the PARTIES;
(ii) the gathering of the business resources and assets of the PARTIES will allow better management of operations, assets and cash flows, resulting in the optimization of the use of operational and financial resources and, consequently, in obtaining greater benefits for the social activities carried out by the PARTIES, which would not be possible if another type of corporate operation were adopted; and
(iii) it will result in the rationalization and simplification of the corporate structure, and, consequently, in the consolidation and reduction of operating expenses.

(b) Costs
The PARTIES estimate that the total costs and expenses for the realization and execution of the Incorporation, including the costs for conducting and publishing the corporate acts, and the expenses with the fees of appraisers and other contracted professionals, shall not exceed the amount of BRL 794,000, 00 (seven hundred and ninety-four thousand reais).
(c) Risk Factors
The risk factors are detailed in item 11 a.
(d) In the case of a related-party transaction, possible alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were disregarded
There are no possible alternatives since the purpose of the PARTIES is to simplify the corporate structure of the PETROBRAS System and to extinguish the INCORPORATED, which could only be obtained through the incorporation of companies.
(e) Replacement ratio
The Incorporation will be carried out without a replacement ratio of the quotas issued by the INCORPORATED, considering that: (i) the INCORPORATOR owns all the shares representing the capital stock of the INCORPORATED, and there are no non-controlling shareholders that should migrate to the INCORPORATOR; (ii) all the shares issued by the INCORPORATED and owned by the INCORPORATOR will be extinguished at the time of the Incorporation; (iii) the Incorporation will not result in an increase in the capital stock of the INCORPORATOR; and (iv) the Incorporation will not imply issuance of new shares by the INCORPORATOR.

(f) In operations involving controlling companies, controlled companies or companies under common control: (i) stock exchange ratio calculated in accordance with article 264 of Law 6.404, of 1976; (ii) a detailed description of the process of trading the replacement ratio and other terms and conditions of the operation; (iii) if the transaction was preceded, in the last 12 (twelve) months, by a control acquisition: a comparative analysis of the replacement ratio and the price paid on the acquisition of control, and reasons which justify any valuation differences in the different operations; and (iv) justification of why the substitution relationship is commutative, with a description of the procedures and criteria adopted to guarantee the interchangeability of the operation or if the substitution ratio is not interchangeable, payment detail or equivalent measures adopted to ensure adequate compensation.
The Incorporation will be carried out without any substitution ratio of the shares issued by the INCORPORATED, since the entire capital stock of the INCORPORATED is held by the INCORPORATOR.
6. Copy of minutes of all meetings of the board of directors, Board of Auditors and special committees in which the operation was discussed, including any dissenting votes
The minutes from the meetings of the Board of Directors, the Fiscal Council and the Financial Committee, in which the Incorporation was discussed, can be found in Exhibit III -Meeting Minutes.
7. Copy of studies, presentations, reports, opinions or Valuation Reports from the companies involved in the operation made available to the controlling shareholder at any stage of the transaction
The Valuation Report prepared by UHY MOREIRA -AUDITORES is available in Exhibit II -Valuation Report.

7.1. Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7, and the companies involved in the operation
The Appraiser stated in the Valuation Report that: (i) there is no actual or potential conflict of interest with the Companies, or, moreover, with respect to the Incorporation; and (ii) the Companies, their partners or managers have not directed, limited, impeded or practiced any acts or omissions that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of its conclusions. (iii) by the appraisal service, the net fixed remuneration, in national currency, in the amount of BRL 24,000.00 (twenty-four thousand reais) and (iv) noted that in the Independent Auditor’s Report on the Financial Statements issued on 3/17/2017 by Price Waterhouse Coopers -Independent Auditors (PWC), no explanatory note was included in the intention of the partial spin-off of the net assets of Petrobras Distribuidora SA and also the incorporation of Downstream’s net assets into Petróleo Brasileiro SA -Petrobras;
(b) Regarding observation 7.1 (iv), we clarify that, on 12/31/2016, the partial spin-off of Petróleo Distribuidora S/A with version of the spun-off portion of Downstream Participações Ltda. had not been identified by the managers of the companies involved, nor by the joint parent company of those companies, Petróleo Brasileiro S.A. – PETROBRAS The aforementioned transaction was only resolved by the partners of Downstream Participations in Downstream Partners Meeting held on 08/31/2017.
8. Statutory draft or statutory changes of the companies resulting from the operation
As the Incorporation will be carried out without cancellation or issuance of new quotas by the INCORPORATOR, without alteration of its capital, there will be no change in the INCORPORATOR’s Articles of Incorporation.

9. Financial statements used for the transaction, pursuant to the specific rule
The financial statements of the INCORPORATED and the INCORPORATOR for the period ended 08/31/2017 are available in Exhibit IV -Financial Statements.
10. Pro forma financial statements prepared for the transaction, pursuant to the specific rule
It is not necessary to prepare the pro forma financial statements required under Article 7 of CVM Instruction 565 of June 15, 2015, since the effects of the Incorporation follow the provisions of Article 10, caput, of said Instruction.
11. Document containing information on directly involved companies other than publicly-held companies (in this case, the INCORPORATED), including:
(a) Risk factors, in terms of items 4.1 and 4.2 of the reference form

Default risk of Debt Acknowledgement Agreements (CCDs) signed with companies of the Eletrobrás System.
The INCORPORATED holds approximately BRL 6.3 billion in credits arising from the incorporation of the spun-off portion of Petrobras Distribuidora S.A. (BR). The credits are mostly derived from Debt Acknowledgement Agreements (CCDs) entered into between BR and Eletrobrás System companies in March 2013 and December 2014. The CCD balance is adjusted by the SELIC rate and 96% of the debt is guaranteed by a pledge of credits from the Energy Development Account (“CDE”) and 4% by Eletrobrás corporate guarantee.
There is no way to guarantee that these companies will bear their financial obligations to the INCORPORATED or that Eletrobrás and CDE will bear the amount that they have guaranteed, which could adversely affect their financial results.
Operations with related parties may not be properly identified and handled.
Operations such as the incorporation of Downstream by Petrobras and the transfer of receivables from Petrobras Distribuidora (BR) through a contribution in BR by Petrobras are transactions with related parties. Such transactions must follow market standards and be conducted interchangeably, objective and documented decision-making processes, compliance with the rules of competition and adequate disclosure of information, in accordance with the applicable legislation and as determined by CVM and SEC. Any failure to identify and handle such situations in accordance with current legislation may adversely affect the Company’s economic and financial condition, as well as a result in assessments by regulatory agencies and/or judicial inquiries by Petrobras shareholders.

(b) Description of the main changes in the risk factors occurred in the previous year and expectations regarding the reduction or increase in the exposure to risks as a result of the operation, pursuant to item 5.4 of the reference form
On August 31, 2017, the INCORPORATED absorbed the portion spun-off by BR, composed, for the most part, of credits arising from Debt Acknowledgement Agreements (CCDs) entered into by BR and Eletrobrás System companies in March 2013 and December 2014. The transaction changed the risk factors of the INCORPORATED relating to the previous year. No reduction or increase in the exposure to risks of the INCORPORATED is identified as a result from the incorporation operation.
(c) Description of its activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form
The INCORPORATED has as its corporate purpose the participation in the capital of other companies, not having production or commercial activities.
(d) Description of the economic group, in terms of item 15 of the reference form
The INCORPORATED is controlled by the INCORPORATOR, Petróleo Brasileiro S.A. -PETROBRAS, Brazilian, enrolled with CNPJ/MF under number 33.000.167/0001-01.
The fully subscribed and paid-in capital of the INCORPORATED is six billion, three hundred and nineteen million, five hundred and one thousand, three hundred and twenty-six reais and eighty-five cents (BRL 6,319,501,326.85), divided into 6,319,501,326 (six billion, three hundred and nineteen million, five hundred and one thousand, three hundred and twenty-six) shares, at the par value of BRL 1.00 (one real), all held by the INCORPORATOR, as indicated below:

There are no shareholders agreement files at the registered office of the INCORPORATED or of which the controlling shareholder is a party.
DOWNSTREAM PARTICIPAÇÕES LTDA
Partner Nationality CPF/CNPJ Shares
No. %
– PETROBRAS Brazilian 33,000,167/ 0001-01 6,319,501,326 100%
Total --- --- 6,319,501,326 100%
The INCORPORATOR is directly controlled by the Federal Government, registered with CNPJ/MF No. 00.394.460 / 0409-50, holder of three billion, seven hundred and forty million, four hundred and seventy thousand, eight hundred and eleven (3,740,470,811) common shares, and without par value.
The fully subscribed and paid-in capital of the INCORPORATOR is two hundred and five billion, four hundred and thirty-one million, nine hundred and sixty thousand, four hundred and ninety reais and fifty-two centavos (BRL 205,431,960,490.52) divided into thirteen billion, forty-four million, four hundred and ninety-six thousand, nine hundred and thirty (13,044,496,930) shares, with no par value, of which seven billion, four hundred and forty-two million, four hundred and fifty-four thousand, one hundred forty-two (7,442,454,142) are ordinary shares and five billion, six hundred and two million, forty-two thousand, seven hundred and eighty-eight (5,602,042,788) preferred shares, distributed among the shareholders of the INCORPORATOR as follows:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS
Shareholder Nationality CPF/CNPJ Ordinary Shares Preferred shares Total Shares
No. % No. % No. %
Federal Government Brazilian 00.394.460/0409-50). 3,740,470,811 50.26% 0 0% 3,740,470,811 28.67%

BNDES Participações - BNDESPAR Brazilian 00.383.281/0001-09).	11,700,392	0.16%	1,254,203,296	22.39%	1,265,903,688	9.70%
BNDES Brazilian 33.657.248/0001-89).	734,202,699	9.87%	161,596,958	2.88%	895,799,657	6.87%
Social Participation Fund - FPS Brazilian	6,000,000	0.08%	0	0%	6,000,000	0.05%
Caixa Previdência - Banco do Brasil Employees - PREVI Brazilian 34.053.942/0001-50).	14,375,115	0.19%	357,066,575	6.37%	371,441,690	2.85%
Caixa Econômica Federal Brazilian 00.360.305/0001-04).	241,340,371	3.24%	61,401,782	1.1%	302,742,153	2.32%
BlackRock Inc. United States	0	0%	282,121,985	5.04%	282,121,985	2.16%
Other	2,694,364,754	36.20%	3,485,652,192	62.22%	6,180,016,946	0.00%
Shares in Treasury	0	0%	0	0%	0	0.00%
Total	7,442,454,142	100%	5,602,042,788	100%	13,044,496,930	100%

There was no change in the controlling shareholder since the incorporation of the INCORPORATED.

The INCORPORATED has no shareholders other than the INCORPORATOR.

DOWNSTREAM PARTICIPAÇÕES LTDA	
NUMBER OF SHAREHOLDERS - INDIVIDUALS	0
NUMBER OF SHAREHOLDERS - LEGAL ENTITIES	1

13

NUMBER OF INSTITUTIONAL INVESTORS

NOT APPLICABLE
NUMBER OF OUTSTANDING SHARES
NOT APPLICABLE

INDIRECT CONTROLLER
DIRECT CONTROLLER
INCORPORATED

(b)	Description of share capital, pursuant to item 17.1 of the reference form

DOWNSTREAM PARTICIPAÇÕES LTDA.
CAPITAL ISSUED, SUBSCRIBED AND PAID-IN
BRL 6,319,501,326.85
NUMBER OF SHARES

6,319,501,326

NUMBER OF PREFERRED SHARES
NOT APPLICABLE
AUTHORIZED CAPITAL
NOT APPLICABLE
SECURITIES CONVERTIBLE INTO SHARES
NOT APPLICABLE

12. Description of the capital structure and control after the operation, pursuant to item 15 of the reference form.
There will be no change in the capital structure and control after the operation.
13. Number, class, variety and type of the securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to those companies, as defined by the rules dealing with the public offering for the acquisition of shares.
There are no other securities of companies involved in the Incorporation, held by other companies involved in the Incorporation, or by persons related to these companies, pursuant to article 3, VI of CVM Instruction 361, dated March 5, 2002, in addition to the quotas issued by the INCORPORATED, held by the INCORPORATOR, as described in item 11, “d” above.
14. Exposure of any of the companies involved in the transaction, or persons-related thereto, as defined by the rules dealing with the public offering for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction
There is no exposure of any company involved in the Incorporation or of persons related thereto, pursuant to article 3, VI of CVM Instruction 361, dated March 5, 2002, in derivatives referenced in securities issued by the other companies involved in the transaction.
15. Report covering all the business carried out in the last six (6) months by the persons indicated below with securities issued by the companies involved in the transaction:

(a) Companies involved in the operation:
(i) Private purchase transactions: the average price, number of shares involved, security involved; percentage in relation with the class and type of the security; other relevant conditions.
There were no transactions between the INCORPORATED and the INCORPORATOR in the last 6 (six) months.
(ii) Private Sales Operations: the average price, number of shares involved, security involved; percentage relating to the class and type of the security; other relevant conditions.
There were no transactions between the INCORPORATED and the INCORPORATOR in the last 6 (six) months.
(iii) Purchase operations on regulated markets: the average price, number of shares involved, security involved; percentage relating to the class and type of the security; other relevant conditions; and
There were no transactions between the INCORPORATED and the INCORPORATOR in the last 6 (six) months.
(iv) Sales operations on regulated markets: the average price, number of shares involved, security involved; percentage relating to the class and type of the security; other relevant conditions.

There were no transactions between the INCORPORATED and the INCORPORATOR in the last 6 (six) months.
(b) Parties related to companies involved in the operation:
(i) Private purchase transactions: the average price, number of shares involved, security involved; percentage relating to the class and type of the security; other relevant conditions.
There are no transactions to report
(ii) Private Sales Operations: the average price, number of shares involved, security involved; percentage relating to the class and type of the security; other relevant conditions.
There are no transactions to report
(iii) Purchase operations on regulated markets: the average price, number of shares involved, security involved; percentage relating to the class and type of the security; other relevant conditions.

		Board of Directors	Executive Office	Board of Auditors	Technical or Advisory Bodies	Total
(1) Average price	ON	-	-	-	-	-
	PN	N.	N.D.	N.D.	N.D.	N.D.
	Others	-	-	-	-	-
	Total					
(2) Number of Shares involved	ON	-	-	-	-	-
	PN	68	-	7,910		8,590
	Others	-	-	-	-	-
	Total	68	-	7,910		23,846
(3) Securities involved	ADRON*	-	-	-	-	-
	ADR PN*	-	-	-	30,210	30,210
	Funds shares	-	-		-	-
	Total	-	-		-	
(4) % relating to class	ON	-	-	-	-	-
	PN	0,000012%	0,000000%	0,000141%	0,000539%	0,000693%
	Total					
(5) Other relevant conditions	ON	N.A.	N.A.	N.A.	N.A.	N.A.
	PN	N.A.	N.A.	N.A.	N.A.	N.A.
	Total	N.A.	N.A.	N.A.	N.A.	N.A.

(*) The values of ADRs are expressed in number of shares. Each ADR is equivalent to 2 shares of the Company

(iv) Sales operations on regulated markets: the average price, number of shares involved, security involved; percentage relating to the class and type of the security; other relevant conditions.

		Board of Directors	Executive Office	Board of Auditors	Technical or Advisory Bodies	Total
(1) Average price	ON	-	-	-	-	-
	PN	-	-	N.D.	N.D.	N.D.
	Others	-	-	-	-	-
	Total					
(2) Number of Shares involved	ON	-	-	-	-	-
	PN	-	-	-	23,846	23,846
	Others	-	-	-	-	-
	Total	-	-	-	23,846	23,846
(3) Securities involved	ADRON*	-	-	-	-	-
	ADR PN*	-	-	-	-	-
	Funds shares	-	-	2.158	-	-
	Total	-	-	2.158	-	2,158
(4) % relating to class	ON	-	-	-	-	-
	PN	0.000000%	0.000000%	N.D.	0.000426%	0.000426%
	Total					
(5) Other relevant conditions	ON	N.A.	N.A.	N.A.	N.A.	N.A.
	PN	N.A.	N.A.	N.A.	N.A.	N.A.
	Total	N.A.	N.A.	N.A.	N.A.	N.A.

(*) The values of ADRs are expressed in number of shares. Each ADR is equivalent to 2 shares of the Company.

16. Document by which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated pursuant to CVM Guidance Opinion No. 35 of 2008.

18

Not applicable.
EXHIBITS:
Exhibit I -Protocol and Justification of the Incorporation. (See page 15 of this handbook)
Exhibit II -Valuation Report (See page 25 of this handbook)
Exhibit III -Meeting Minutes. (See page 89 to 93 of this handbook)
Exhibit IV -Financial Statements. (from INCORPORATED, see page 94 of this handbook; from INCORPORATOR, its available at
http://www.investidorpetrobras.com.br/en/financial-results/holding)

Public Traded Company CNPJ/MF (Corporate Taxpayer Identification Number) -33.000.167/0001-01 NIRE (Company Registration Identification Number) -33300032061
CERTIFICATE
In witness whereof, I do hereby certify for all the due purposes, that the Board of Directors of Petróleo Brasileiro S.A. -Petrobras, at a meeting held on 9/27/2017 (meeting no. 1.511), on the subject MERGER OF DOWNSTREAM PARTICIPAÇÕES LTDA. INTO PETRÓLEO BRASILEIRO S.A. -PETROBRAS AND CAPITAL SUBSCRIPTION OF PETROBRAS IN DOWNSTREAM, in the presence of the Audit Committee, under the terms proposed in the Executive Summary and recording that the operation is still subject to the manifestation of the department for coordination and governance of state-owned enterprises (SEST), according to legislation of the state-owned companies, a) approved the holding of the capital subscription of Petróleo Brasileiro SA -Petrobras in Downstream Participações Ltda., by means of advances for future capital increases (AFACs), in the amount of up to BRL 63 million, through one or more operations, to be effected in accordance with the company’s cash requirements and upon authorization of the Chief Financial Officer and Investor Relations Officer; b) acknowledged the hiring of the company UHY Moreira Auditores to carry out the appraisal, at the book value, of Downstream Participações Ltda., and to submit to the Petrobras Shareholders’ Meeting, to be duly convened, the proposal for approval and ratification of the contracting of the referred specialized company; c) approved the proposed merger of Downstream Participações Ltda. by Petróleo Brasileiro S.A. -Petrobras pursuant to the Protocol and Justification of Merger draft, as per annex 11 of the Executive Summary, and referred the matter to the General Meeting’s deliberation, to be convened in due time, considering the appraisal report and the accounting records on 8/31/2017 of Downstream Participações Ltda .; d) it was informed of the referral of the documentation to the Audit Committee
SEGEPE -Petrobras’ Secretary-General Office Av. Henrique Valadares nº 28 -Torre A -192 andar Tel. (21) 3224-2244 CEP 20231-030 -Rio de Janeiro -RJ -Brasil

[Initials]

Public Traded Company CNPJ/MF-33.000.167/0001-01 NIRE – 33300032061
required to issue an opinion on the merger, pursuant to article 163, item III, of Law 6.404/76, and the invitation for the Audit Committee to attend this meeting of the Board of Directors to assist in the deliberation of this transaction ; and e) approved the call, in a timely manner, of the Petrobras Shareholders’ Meeting to deliberate on (i) the proposal for approval of the Protocol and Justification of Merger to be entered between Downstream Participações Ltda., as merged company, and Petrobras, acting as the merger; (ii) ratification of hiring of the company UHY Moreira Auditores to carry out the appraisal, at book value, of Downstream Participações Ltda .; (iii) the approval of the Appraisal Report; and (iv) the proposed merger of Downstream Participações Ltda. by Petrobras, with the consequent extinction of that company. In addition, the Board of Directors reiterated its determination, already registered at the Committee’s Meeting of 23/8/2017 (Minutes CA 1,506, item 9, dated 8/23/2017), that the Executive Finance Management and the Legal Executive Management to ensure that Petrobras receives the amounts of the debt of the Electric Sector to which it is entitled, keeping the Financial Committee (COFIN) updated on this situation every 3 (three) months. ----------
Rio de Janeiro, October 2, 2017.
[Signature]
João Gonçalves Gabriel
Petrobras -Secretary -General
SEGEPE -Petrobras’ Secretary-General Office Av. Henrique Valadares nº 28 -Torre A – 19º andar Tel. (21) 3224-2244 CEP 20231-030 -Rio de Janeiro -RJ -Brasil

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
PUBLIC TRADED COMPANY
CNPJ/MF no. 33.000.167/0001-01
NIRE no 33300032061
MINUTES OF THE 736th MEETING OF THE AUDIT COMMITTEE
HELD ON SEPTEMBER 27, 2017
At 9:30 am on September 27, 2017, in the videoconference rooms in the Senate Building -EDISEN, located on Avenida Henrique Valadares nº 28, Torre A, 18th floor, Centro -Rio de Janeiro and the offices of São Paulo and Brasĺlia , located respectively on Avenida Paulista nº 901, 11º andar, Bairro Cerqueira César and SAUN quadra 01 bloco D Ed Petrobras, 1º andar, the Audit Committee of Petróleo Brasileiro SA -PETROBRAS met, at the meeting of the Board of Directors, Adriano Pereira de Paula, Marisete Fátima Dadald Pereira, Reginaldo Ferreira Alexandre and Eduardo Cesar Eduardo Pasa, in the presence of the Technical Advisor to this Committee, Antonio Roberto da Silva, who chaired the meeting with the following Agenda: Opinion of the Audit Committee on the Proposal for the Merger of Downstream Participações Ltda. in Petróleo Brasileiro
S.A. -Petrobras. At the beginning of the work, it should be noted that the Tax Advisers Adriano Pereira de Paula, Marisete Fátima Dadald Pereira, Reginaldo Ferreira Alexandre and Eduardo Cesar Eduardo Pasa, in response to the invitation from SEGEPE, via Electronic Mail dated 9/20/2017, participated in the videoconference rooms in the Building Senado -EDISEN, located at Avenida Henrique Valadares nº 28, Torre A, 18º andar, Centro -Rio de Janeiro and the offices of São Paulo and Brasilia, located respectively on Avenida
[INITIALS]

Paulista nº 901, 11º andar, Cerqueira César and SAUN block 01 block D Ed. Petrobras, for the Meeting of the Board of Directors of PETROBRAS, held on 9/27/2017, at 9:00 am, at which C.A. considered the aforementioned merger proposal, which will be submitted to the resolution at the Extraordinary Shareholders’ Meeting of PETROBRAS. Continuing the session, several documents were analyzed, timely forwarded by the Company, of which the main ones are listed below: 1) EXECUTIVE SUMMARY BOARD OF DIRECTORS originated by the Chief Financial Officer and Investor Relations Officer -Ivan de Souza Monteiro. 2) EVALUATION REPORT OF THE NET ACCOUNT OF DOWNSTREAM PARTICIPAÇÕES LTDA. dated August 31, 2017, issued by the Managing Partner of UHY Moreira Auditoria -Jorge Luiz M. Cereja -CRC RS 43679 S RJ, on 09.15.2017; 3) PROTOCOL AND JUSTIFICATION OF MERGER OF DOWNSTREAM PARTICIPAÇÕES LTDA. ; 3) LTDA. BY PETRÓLEO BRASILEIRO S.A. The Audit Committee of Petróleo Brasileiro S.A. PETROBRAS, in the exercise of its legal and statutory functions, at a meeting held on this date, considered the decisions of the Company’s Board of Directors (taken at Meeting CA of 9/27/2017), in order to submit to the resolution of the Extraordinary Shareholders’ Meeting -AGE -The Merger of the Company DOWNSTREAM PARTICIPAÇÕES LTDA., by PETROBRAS. Based on the contents of the documents that were sent to this Committee, and also on the Appraisal Report issued on 9/15/2010 by UHY Moreira Auditoria, from the elements included in the Balance Sheet of DOWNSTREAM PARTICIPAÇÕES LTDA., on the base date of 8/31/2014, and in the Protocol of Merger, pursuant to Articles 224 and 225 of Law 6404/76, the Audit Committee understands that the formalities applicable to the case have been observed, and the documentation is in order to be submitted for discussion and voting at the Extraordinary General Meeting of PETROBRAS Shareholders. We emphasize, however, the need for prior manifestation of the Department for coordination and governance of state-owned companies -SEST, in the form of art. 41, item VI, item “b” of Decree No. 9.035, dated 4/20/2017, for the referral of the matter to the General Shareholders’ Meeting resolution. Rio de Janeiro, September 27, 2017. Signature by: Advisors, Adriano Pereira de Paula, Marisete Fátima Dadald
[INITIALS]

Pereira, Reginaldo Ferreira Alexandre and Eduardo Cesar Eduardo Pasa”. Finally, considering that no one else wanted to pronounce, the meeting was adjourned at 11:30 am, from which these minutes were drawn up, which, after being read and approved, is signed by the Tax Advisers and the Technical Adviser of the Audit Committee; a copy thereof shall be sent to the Company’s Management.
[SIGNATURE] Marisete Fátima Dadald Pereira President
[SIGNATURE] Adriano Pereira de Paula Advisor
[SIGNATURE] Eduardo Cesar Pasa Advisor
[SIGNATURE] Reginaldo Ferreira Alexandre Advisor
[SIGNATURE] Antonio Roberto da Silva Technical advisor CRC/RJ -055019/0-5

Report to the Board of Directors meeting of 09/27/2017 on the 54th and 55th meetings of the Financial Committee (COFIN).
On September 20, 2017, the Financial Committee (COFIN) held its 54th and 55th meetings, when the points summarized below were discussed.
8. Subject matter to CA -DFINRI -FINANCIAL-”MERGER OF DOWNSTREAM PARTICIPAÇÕES LTDA. INTO PETROBRAS AND CAPITAL SUBSCRIPTION OF PETROBRAS IN DOWNSTREAM PARTICIPAÇÕES LTDA. “
The General Manager of Loans and Financing Management of the Financial unit Larry Carris Cardoso submitted the proposals to: (i) authorize and submit to the final deliberation of the Petrobras General Meeting the proposed merger of Downstream Participações Ltda. (Downstream) by Petróleo Brasileiro SA (Petrobras), and; (ii) authorize the capital subscription of Petrobras in Downstream Participações Ltda. in the amount of up to BRL 63 million (sixty-three million reais), in order to pay the taxes levied on the financial revenues arising from the receivables from the spun-off portion of Petrobras Distribuidora SA -BR, incorporated into the capital of Downstream Participações Ltda. Petróleo Brasileiro S/A -Petrobras.
Currently, Downstream is a wholly-owned subsidiary of Petrobras, not carrying out any operating activities. In addition, despite its corporate purpose, Downstream currently holds only one shareholding, of 0.01% of the capital of 5283 Participações Ltda., a company that also owns Petrobras, with a 99.99% interest.
Therefore, there are no economic reasons for maintaining Downstream’s existence. The benefits of Downstream’s merger include the elimination of Downstream’s annual cost of maintenance of approximately BRL 300 thousand/year, the optimization of the Petrobras System’s corporate structure, and the possibility of utilization by Petrobras of tax credits accrued by Downstream about BRL 2.4 million.
Downstream incorporated a spun-off portion of BR Distribuidora, comprised of CCDs entered with the Eletrobrás System. The debtors’ balance of the CCDs is subject to monthly update by SELIC, which generates financial income resulting from the update of the securities that will be computed on the calculation basis of IRPJ/CSLL (34%) and taxed by PIS/COFINS (4.65%). The amount of this taxation is estimated at BRL 22 million per month. Although the monthly amounts to be received by Downstream as a result of the payment of the CCD installments generate cash. Historically, there is a delay in the payment of these installments. As Downstream has no excess cash available, if there is a delay in the payment of CCD installments, the company will not have enough funds to pay the taxes due.
The members of COFIN recommend to CA the approval of the proposals submitted, requesting it be complemented by the material to be provided to the Executive Board, and submitted in the text of proposal “1”: “To approve the realization of capital subscriptions of Petróleo Brasileiro
S.A. at Downstream Participações S.A., in the amount of up to 63 million, through one or more operations, to be effected in accordance with the company’s cash requirements, and with authorization from the Financial and Investor Relations Executive Officer.”
Rio de Janeiro, September 27, 2017.
[Signature]
Guilherme Affonso Ferreira
Counselor -President of COFIN
Reporting of 54th and 55th (together with CAE and COEST) Meetings of COFIN to RCA of 09/27/2017

UHY Moreira
Auditoria | Consultoria | Outsourcing

7

Dowstream Participações Ltda.
(Controlled company of Petróleo Brasileiro S.A. – Petrobras)
Balance Sheet
Period ended on August 31, 2017 and year ended December 31, 2016
(in Brazilian Reais)

Assets	Aug/17	2016
Current		
Cash and cash equivalents	3,801,924.27	3,750,162.54
Accounts Receivable	771,918,292.45	-
Taxes and contributions credits	123,498.08	53,802.24
	775,843,714.80	3,803,964.78
Noncurrent		
Taxes receivable	2,327,708.73	2,283,080.23
Accounts Receivable	5,566,819,136.43	-
Investments		
Other investments	0.55	13,326.10
	5,569,146,845.71	2,296,406.33
Total assets	6,344,990,560.51	6,100,371.11

Liabilities	Aug/17	2016
Current		
Suppliers	10,298.26	63,940.60
Accounts payable:		
Companies of the Petrobras System	3,437,244.68	3,377,774.48
Taxes and contributions payable	30,540.66	2,895.23
	3,478,083.60	3,444,610.31
Owners' Equity		
Capital	6,319,501,326.85	6,512,199.22
Additional capital contribution	(2,605,306.65)	(2,605,495.96)
Reserves	25,730,277.58	-
Retained losses	(1,250,942.46)	(1,236,219.49)
Profit (loss) for the period	137,121.59	(14,722.97)
	6,341,512,476.91	2,655,760.80
Total liabilities and excess of liabilities over assets	6,344,990,560.51	6,100,371.11

Accountant Robson Honorato
CRC RJ - 086473/0-7
Sector Manager
CONTRIB/GECONS/PAIS/CABIO

Dowstream Participações Ltda.
(Controlled company of Petróleo Brasileiro S.A. - Petrobras)
Income Statement
Period ended August 31, 2017
(in Brazilian Reais)
August 31, 2017
Operating income (expenses)
General and administrative expenses (171,199.27)
Tax expenses (18,174.53)
Other 4,365.12
Income before financial results and taxes (185,008.68)
Financial income 268,027.74
Financial expenses (822.09)
Net adjustments for inflation and foreign exchange 82,612.64
Net financial result 349,818.29
Profit for the year before income tax and social contribution 164,809.61
Income tax and social contribution on profit (27,688.02)
Profit for the period 137,121.59
Result per share (basic and diluted) - R$ 0.00002170
Accountant Robson Honorato
CRC RJ - 086473/0-7
Sector Manager
CONTRIB/GECONS/PAIS/CABIO

Dowstream Participações Ltda.
(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)
Statement of owner’s equity
Period ended on August 31, 2017 and fiscal year ended on December 31, 2016
(in Brazilian Reais)
Capital Additional
capital
contribution Profit
reserves Retained
Profits
(Losses) Total
Balances as of December 31, 2016 6,512,199.22 (2,605,495.96) (1,250,942.46) 2,655,760.80
Capital Increase 6,312,989,127.63 6,312,989,127.63
Formation of reserve 189.31 25,730,277.
58 25,730,466.89
Profit for the period 137,121.59 137,121.59
Balances as of August 31, 2017 6,319,501,326.85 (2,605,306.65) 25,730,277.
58 (1,113,820.87) 6,341,512,476.91
Accountant Robson Honorato
CRC RJ - 086473/0-7
Sector Manager
CONTRIB/GECONS/PAIS/CABIO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer